Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2018, the consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2018 and 2017, the consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2018 and 2017 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 7, 2018, expressed an unqualified opinion.  The accompanying consolidated statement of financial position of the Group as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2018

This report is effective as of August 14, 2018, the review report date.  Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto.  Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2018 and December 31, 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Assets
Cash and due from banks at amortized cost	4,7,41	~~W~~	21,192,379	-
Cash and due from banks	4,8,41		-	22,668,598
Financial assets at fair value through profit or loss	4,9,41		42,033,309	-
Trading assets	4,10,41		-	28,464,296
Financial assets designated at fair value through profit or loss (K-IFRS 1109)	4,11,41		174,001	-
Financial assets designated at fair value through profit or loss (K-IFRS 1039)	4,12,41		-	3,579,057
Derivative assets	4,13,41		2,796,690	3,400,178
Securities at fair value through other comprehensive income	4,14,41		37,027,370	-
Available-for-sale financial assets	4,15,41		-	42,116,937
Securities at amortized cost	4,14,41		25,767,488	-
Held-to-maturity financial assets	4,15,41		-	24,990,680
Loans at amortized cost	4,16,41		287,921,306	-
Loans	4,17,41		-	275,565,766
Property and equipment			2,986,520	3,021,772
Intangible assets	40		4,313,410	4,273,321
Investments in associates	18		730,886	631,294
Current tax receivable			27,823	25,015
Deferred tax assets			490,573	592,283
Investment property			490,421	418,303
Other assets	4,41		27,314,143	16,551,958
Assets held for sale			15,664	7,550

Total assets		~~W~~	453,281,983	426,307,008

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position (Continued)

As of June 30, 2018 and December 31, 2017

(Unaudited)

(In millions of won)	Note		2018	2017
Liabilities
Deposits	4,41	~~W~~	259,911,056	249,419,224
Financial liabilities at fair value through profit or loss	4,19,41		1,756,241	-
Trading liabilities	4,20,41		-	1,848,490
Financial liabilities designated at fair value through profit or loss (K-IFRS 1109)	4,21,41		8,169,206	-
Financial liabilities designated at fair value through profit or loss (K-IFRS 1039)	4,22,41		-	8,297,609
Derivative liabilities	4,13,41		3,527,225	3,487,661
Borrowings	4,41		29,186,450	27,586,610
Debt securities issued	4,23,41		56,152,232	51,340,821
Liabilities for defined benefit obligations	24		111,718	7,144
Provisions	25		484,865	428,958
Current tax payable			210,595	348,830
Deferred tax liabilities	40		24,648	9,982
Liabilities under insurance contracts	26		25,409,700	24,515,288
Other liabilities	4,41		34,039,154	25,312,773

Total liabilities			418,983,090	392,603,390

Equity	27
Capital stock			2,645,053	2,645,053
Hybrid bonds			573,554	423,921
Capital surplus			9,887,335	9,887,335
Capital adjustments			(396,886)	(398,035)
Accumulated other comprehensive loss	41		(755,155)	(529,734)
Retained earnings	40,41		21,633,308	20,791,681
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			33,587,209	32,820,221
Non-controlling interests			711,684	883,397
Total equity			34,298,893	33,703,618

Total liabilities and equity		~~W~~	453,281,983	426,307,008

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018		2017
			Three-month period	Six-month period	Three-month period	Six-month period

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,162,024	6,160,714	-	-
Financial assets at fair value through profit or loss			172,453	334,474	-	-
Loans and receivables and investment securities			-	-	2,739,532	5,418,321
Short-term trading securities			-	-	139,696	280,046
			3,334,477	6,495,188	2,879,228	5,698,367
Interest expense			(1,212,559)	(2,314,973)	(964,533)	(1,914,461)
Net interest income	28		2,121,918	4,180,215	1,914,695	3,783,906

Fees and commission income			1,117,720	2,188,753	1,020,103	1,985,178
Fees and commission expense			(605,448)	(1,192,860)	(583,016)	(1,160,501)
Net fees and commission income	29		512,272	995,893	437,087	824,677

Insurance income			1,099,393	2,230,489	1,145,238	2,317,362
Insurance expenses			(1,215,494)	(2,476,321)	(1,259,335)	(2,539,744)
Net insurance loss	26		(116,101)	(245,832)	(114,097)	(222,382)

Dividend income			43,376	61,284	73,234	150,450
Net gain on financial assets at fair value through profit or loss			310,864	326,989	-	-
Net gain (loss) on financial assets at fair value through profit or loss (overlay approach)	9		(3,232)	47,398	-	-
Net trading income			-	-	96,889	458,404
Net loss on financial assets designated at fair value through profit or loss			(94,963)	(41,811)	-	-
Net loss on financial instruments designated at fair value through profit or loss			-	-	(116,782)	(537,949)
Net foreign currency transaction gain			37,156	97,773	93,353	210,998
Net gain on disposal of financial asset at fair value through other comprehensive income	14		4,790	10,334	-	-
Net gain on disposal of available-for-sale financial assets	15		-	-	197,208	250,931
Net loss on disposal of securities at amortized cost	14		(3)	(6)	-	-
Provision for credit loss allowance	30		(174,434)	(353,961)	-	-
Impairment losses on financial assets	31		-	-	(159,637)	(248,783)
General and administrative expenses	32		(1,126,397)	(2,213,418)	(1,078,364)	(2,143,167)
Other operating expenses, net			(181,211)	(354,984)	(188,050)	(73,289)

Operating income			1,334,035	2,509,874	1,155,536	2,453,796

Equity method income	18		4,464	18,038	14,044	13,649
Other non-operating income (expense), net			(29,739)	(25,108)	19,937	27,787
Profit before income taxes			1,308,760	2,502,804	1,189,517	2,495,232

Income tax expense	34		360,704	685,712	287,615	586,076
Profit for the period		~~W~~	948,056	1,817,092	901,902	1,909,156

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2018 and 2017

(Unaudited)

(In millions of won, except earnings per share data)	Note		2018		2017
			Three-month period	Six-month period	Three-month period	Six-month period
Other comprehensive income (loss) for the period, net of income tax
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income		~~W~~	29,290	45,047	-	-
Gain (loss) on financial asset at fair value through profit or loss (overlay approach)	9		2,343	(34,364)	-	-
Net change in unrealized fair value of available-for- sale financial assets			-	-	(79,842)	(79,097)
Equity in other comprehensive income (loss) of associates			7,889	3,557	979	(11,425)
Foreign currency translation adjustments for foreign operations			45,007	58,762	43,133	(66,461)
Net change in unrealized fair value of cash flow hedges			(8,075)	(14,440)	995	2,437
Other comprehensive income (loss) of separate account			1,664	(916)	(704)	(291)
			78,118	57,646	(35,439)	(154,837)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(20,641)	(21,541)	4,148	3,117
Equity in other comprehensive income (loss) of associates			(7)	18	(5)	158
Valuation gain on financial asset at fair value through other comprehensive income			3,600	15,347	-	-
Loss on disposal of financial asset at fair value through other comprehensive income			(252)	(1,991)	-	-
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(28)	(52)	-	-
			(17,328)	(8,219)	4,143	3,275
Total other comprehensive loss, net of income tax			60,790	49,427	(31,296)	(151,562)

Total comprehensive income for the period		~~W~~	1,008,846	1,866,519	870,606	1,757,594

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	938,017	1,795,566	892,032	1,889,130
Non-controlling interests			10,039	21,526	9,870	20,026
		~~W~~	948,056	1,817,092	901,902	1,909,156
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	998,154	1,845,154	861,327	1,738,733
Non-controlling interests			10,692	21,365	9,279	18,861
		~~W~~	1,008,846	1,866,519	870,606	1,757,594

Earnings per share:	35
Basic and diluted earnings per share in won		~~W~~	1,966	3,765	1,871	3,961

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	1,889,130	1,889,130	20,026	1,909,156
Other comprehensive income (loss), net of income tax:
Net change in unrealized fair value of available-for-sale financial assets		-	-	-	-	(79,070)	-	(79,070)	(27)	(79,097)
Equity in other comprehensive loss of associates		-	-	-	-	(11,267)	-	(11,267)	-	(11,267)
Foreign currency translation adjustments		-	-	-	-	(66,034)	-	(66,034)	(427)	(66,461)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	2,437	-	2,437	-	2,437
Other comprehensive income of separate account		-	-	-	-	(291)	-	(291)	-	(291)
Remeasurements of defined benefit plans		-	-	-	-	3,828	-	3,828	(711)	3,117
Total other comprehensive loss		-	-	-	-	(150,397)	-	(150,397)	(1,165)	(151,562)
Total comprehensive income (loss)		-	-	-	-	(150,397)	1,889,130	1,738,733	18,861	1,757,594

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(10,621)	(10,621)	-	(10,621)
Redemption of hybrid bonds		-	(298,861)	-	(1,139)	-	-	-	-	(300,000)
Change in other capital adjustments		-	-	-	62,544	-	(61,512)	-	-	1,032
Change in other non-controlling interests		-	-	-	-	-	-	-	183,586	183,586
		-	(298,861)	-	61,405	-	(759,722)	(692,716)	183,586	(813,592)

Balance at June 30, 2017	~~W~~	2,645,053	199,455	9,887,335	(397,056)	(252,980)	19,769,446	31,851,253	837,729	32,688,982

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,790,599	32,819,139	883,397	33,702,536
Measurement period adjustments for business combination (Note 40)		-	-	-	-	-	1,082	1,082	-	1,082
Adoption effect of K-IFRS 1109, net of tax (Note 41)		-	-	-	-	(277,011)	(251,855)	(528,866)	(3,155)	(532,021)
Balance at January 1, 2018 (adjusted)		2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income (loss) for the period
Profit for the period		-	-	-	-	-	1,795,566	1,795,566	21,526	1,817,092
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	57,824	-	57,824	579	58,403
Loss on financial asset at fair value through profit or loss (overlay approach)		-	-	-	-	(34,364)	-	(34,364)	-	(34,364)
Equity in other comprehensive income of associates		-	-	-	-	3,575		3,575	-	3,575
Foreign currency translation adjustments		-	-	-	-	59,180	-	59,180	(418)	58,762
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(14,440)	-	(14,440)	-	(14,440)
Other comprehensive loss of separate account		-	-	-	-	(916)	-	(916)	-	(916)
Remeasurements of defined benefit plans		-	-	-	-	(21,219)	-	(21,219)	(322)	(21,541)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(52)	-	(52)	-	(52)
Total other comprehensive income (loss)		-	-	-	-	49,588	-	49,588	(161)	49,427
Total comprehensive income (loss)		-	-	-	-	49,588	1,795,566	1,845,154	21,365	1,866,519

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(10,120)	(10,120)	-	(10,120)
Issuance of hybrid bonds		-	149,633	-	-	-	-	149,633	-	149,633
Change in other capital adjustments		-	-	-	1,149	-	(2,373)	(1,224)	-	(1,224)
Change in other non-controlling interests		-	-	-	-	-	-	-	(189,923)	(189,923)
		-	149,633	-	1,149	-	(700,082)	(549,302)	(189,923)	(739,223)
Other		-	-	-	-	2,002	(2,002)	-	-	-

Balance at June 30, 2018	~~W~~	2,645,053	573,554	9,887,335	(396,886)	(755,155)	21,633,308	33,587,209	711,684	34,298,893

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Cash flows from operating activities
Profit before income taxes		~~W~~	2,502,804	2,495,232
Adjustments for:
Interest income	28		(6,495,188)	(5,698,367)
Interest expense	28		2,314,973	1,914,461
Dividend income			(61,284)	(150,450)
Net fees and commission expense			85,075	83,705
Net insurance loss			1,092,706	1,313,734
Net gain on financial assets at fair value through profit or loss			(1,211)	-
Net gain on financial assets at fair value through profit or loss (overlay approach)			(47,398)	-
Net trading gain			-	(312,281)
Net foreign currency translation loss			188,972	43,557
Net gain on financial assets designated at fair value through profit or loss			(198,461)	-
Net loss on financial instruments designated at fair value through profit or loss			-	312,966
Net gain on disposal of financial asset at fair value through other comprehensive income	14		(10,334)	-
Net gain on disposal of available-for-sale financial assets	15		-	(250,931)
Net loss on disposal of securities at amortized cost	14		6	-
Provision for credit loss allowance	30		353,961	-
Provision for credit losses	31		-	229,799
Impairment losses on other financial assets	31		-	18,984
Employee costs			110,668	95,392
Depreciation and amortization	32		142,311	126,854
Other operating expenses			(156,391)	(574,731)
Equity method income, net	18		(18,038)	(13,649)
Other non-operating expense (income), net			(4,027)	1,597
			(2,703,660)	(2,859,360)

Changes in assets and liabilities:
Cash and due from banks at amortized cost			1,840,314	-
Due from banks			-	(1,240,397)
Financial assets at fair value through profit or loss			(2,307,232)	-
Due from banks at fair value			(76,836)	-
Loans at fair value			(34,809)	-
Trading assets and liabilities			-	(4,030,032)
Financial asset designated at fair value through profit or loss (K-IFRS 1109)			84,565	-
Financial instruments designated at fair value through profit or loss (K-IFRS 1039)			-	(549,987)
Derivative instruments			276,794	(195,164)
Loans at amortized cost			(13,450,539)	-
Loans			-	(3,626,374)
Other assets			(11,824,280)	(6,108,925)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Deposits		~~W~~	10,902,257	3,437,097
Liabilities for defined benefit obligations			(1,226)	(63,492)
Provisions			(25,266)	(40,004)
Other liabilities			8,927,188	8,407,148
			(5,689,070)	(4,010,130)

Income taxes paid			(485,172)	(370,237)
Interest received			6,240,734	5,566,410
Interest paid			(2,457,965)	(2,214,018)
Dividends received			36,674	156,568

Net cash used in operating activities			(2,555,655)	(1,235,535)

Cash flows from investing activities
Decrease in financial assets at fair value through profit or loss			4,689,182	-
Increase in financial assets at fair value through profit or loss			(5,293,553)	-
Proceeds from disposal of financial assets at fair value through other comprehensive income			15,019,417	-
Acquisition of financial assets at fair value through other comprehensive income			(14,435,458)	-
Proceeds from disposal of available-for-sale financial assets			-	17,686,334
Acquisition of available-for-sale financial assets			-	(20,527,205)
Proceeds from disposal of financial assets at amortized cost			452,922	-
Acquisition of financial assets at amortized cost			(1,655,040)	-
Proceeds from maturity of held-to-maturity financial assets			-	376,680
Acquisition of held-to-maturity financial assets			-	(2,509,425)
Proceeds from disposal of property and equipment			28,782	7,007
Acquisition of property and equipment			(46,601)	(59,832)
Proceeds from disposal of intangible assets			450	5,736
Acquisition of intangible assets			(84,501)	(46,266)
Proceeds from disposal of investments in associates			69,071	15,028
Acquisition of investments in associates			(99,841)	(265,397)
Proceeds from disposal of investment property			7,016	-
Acquisition of investment property			(112,451)	(644)
Proceeds from disposal of assets held for sale			4,498	3,146
Other, net			(6,924)	15,810
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			62,110	57,648
Settlement of hedging derivative financial instruments for available-for-sale financial assets			(6,200)	(12,358)
Net cash used in investing activities			(1,407,121)	(5,253,738)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2018 and 2017

(Unaudited)

(In millions of won)	Note		2018	2017

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	149,633	-
Redemption of hybrid bonds			-	(300,000)
Net increase in borrowings			1,499,702	3,732,584
Proceeds from debt securities issued			10,880,467	10,288,590
Repayments of debt securities issued			(6,334,726)	(6,488,341)
Other liabilities			(93)	4,136
Dividends paid			(695,909)	(699,846)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			6,034	25,700
Settlement of hedging derivative financial instruments for debt securities issued			(476)	-
Increase (decrease) in non-controlling interests			(189,820)	181,779
Net cash provided by financing activities			5,314,812	6,744,602

Effect of exchange rate fluctuations on cash and cash equivalents held			(10,062)	(26,340)
Increase in cash and cash equivalents			1,341,974	228,989

Cash and cash equivalents at beginning of period	37		6,236,650	5,632,536

Cash and cash equivalents at end of period	37	~~W~~	7,578,624	5,861,525

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”) was incorporated on September 1, 2001.  Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2018 and December 31, 2017 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2018	2017
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	June 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	68.9	68.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS(*2)	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia(*3)	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	100.0	100.0
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

1.  Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2018	2017
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	June 30	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) Shinhan Data Systems changed its name into Shinhan DS for the period ended June 30, 2018.

(*3) Shinhan Khmer Bank PLC changed its name into Shinhan Bank Cambodia for the period ended June 30, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 105 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 59 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) Condensed financial position for the Controlling Company and the Group’s subsidiaries as of June 30, 2018 and December 31, 2017 are as follows:

		2018			2017
		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	28,949,303	7,982,339	20,966,964	27,639,783	7,447,705	20,192,078
Shinhan Bank		346,404,017	323,358,632	23,045,385	324,314,242	301,660,298	22,653,944
Shinhan Card Co., Ltd.		27,493,939	21,710,716	5,783,223	26,367,562	20,092,443	6,275,119
Shinhan Investment Corp.		29,921,722	26,626,909	3,294,813	28,644,288	25,391,599	3,252,689
Shinhan Life Insurance Co., Ltd.		30,564,095	28,943,104	1,620,991	29,719,359	27,987,427	1,731,932
Shinhan Capital Co., Ltd.		5,807,184	5,096,474	710,710	5,315,366	4,603,786	711,580
Jeju Bank		5,599,724	5,189,574	410,150	5,562,924	5,158,123	404,801
Shinhan Credit Information Co., Ltd.		23,161	7,158	16,003	22,726	8,144	14,582
Shinhan Alternative Investment Management Inc.		106,030	94,253	11,777	86,902	76,250	10,652
Shinhan BNP Paribas Asset Management Co., Ltd.		161,948	11,819	150,129	174,839	18,286	156,553
SHC Management Co., Ltd.		9,467	194	9,273	9,438	190	9,248
Shinhan DS		36,972	20,775	16,197	39,799	24,446	15,353
Shinhan Savings Bank		1,310,157	1,158,102	152,055	1,287,170	1,139,533	147,637
Shinhan AITAS Co., Ltd.		59,624	6,128	53,496	58,158	6,209	51,949
Shinhan REITs Management Co., Ltd		29,730	250	29,480	29,319	71	29,248

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, as applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

ii) Condensed comprehensive income statement for the Controlling Company and the Group’s subsidiaries for the six-month periods ended June 30, 2018 and 2017 were as follows:

		2018			2017
		Operating income	Net income	Total com-prehensive income	Operating income	Net income (loss)	Total com-prehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,454,914	1,322,944	1,322,986	968,498	845,610	845,315
Shinhan Bank		11,526,800	1,271,907	1,375,057	10,697,142	1,104,402	1,030,151
Shinhan Card Co., Ltd.		2,445,699	280,792	263,241	2,703,426	629,706	570,362
Shinhan Investment Corp.		3,534,626	182,749	192,443	3,080,879	93,782	92,688
Shinhan Life Insurance Co., Ltd.		2,921,870	70,031	27,272	3,059,401	75,701	53,298
Shinhan Capital Co., Ltd.		228,737	63,834	62,846	169,320	46,144	58,393
Jeju Bank		109,947	14,706	16,019	100,880	15,541	13,109
Shinhan Credit Information Co., Ltd.		18,675	1,427	1,382	14,045	(94)	(188)
Shinhan Alternative Investment Management Inc.		3,320	1,125	1,214	11,725	(63)	(5)
Shinhan BNP Paribas Asset Management Co., Ltd.		39,339	10,144	10,067	36,714	9,956	9,960
SHC Management Co., Ltd.		65	25	25	126	87	87
Shinhan DS		44,944	185	785	37,267	427	1,996
Shinhan Savings Bank.		44,323	8,075	7,778	36,465	8,218	8,000
Shinhan AITAS Co., Ltd.		21,751	3,676	3,676	20,112	3,575	3,575
Shinhan REITs Management Co., Ltd		1,438	240	231	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, as applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

2. Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements.  Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2017.  These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017, except for the details described in Note 3.

- Credit loss allowance

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost, loan commitments and financial guarantee contracts in accordance with K-IFRS No. 1109 ‘Financial Instruments.’  The accuracy of such allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner.  The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of June 30, 2018 are described in Note 4.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2018, the accounting policies applied by the Group in these condensed separate interim financial statements are the same as those applied by the Group in its separate financial statements as of and for the year ended December 31, 2017.

(a) K-IFRS No. 1109, ‘Financial Instruments’

The Group has applied K-IFRS No. 1109 ‘Financial Instruments’, which was published on September 25, 2015, from the year starting on January 1, 2018.  K-IFRS No. 1109 replaced K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement.’

The main characteristics of K-IFRS No. 1109 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

In principle, K-IFRS No. 1109 should be applied retrospectively.  However, there are exemptions for restating the comparative information with respect to classification, measurement of financial instruments, and impairment.  In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

i) Classification and measurement of financial assets

The Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss on the basis of both the business model for managing the financial assets and the contractual cash flow characteristics of the financial asset as shown in the following table.  If a hybrid contract contains a host that is a financial asset, the entire hybrid contract is classified as a financial asset without separating an embedded derivative.

Business Model	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
For the collection of the contractual cash flows	Measured at amortized cost(*1)	Measured at fair value through profit or loss(*2)
For both the collection of the contractual cash flows and selling financial assets	Measured at fair value through other comprehensive income(*1)(*3)	Same as above
For selling financial assets and others	Measured at fair value through profit or loss	Same as above

(*1) A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).

(*2) A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

(*3) Upon disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to retained earnings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

3.  Significant accounting policies (continued)

The Group applies the overlay approach to designated financial assets related to insurance contracts in accordance with K-IFRS No. 1104. The Group reclassifies the amount reported in profit or loss for the designated financial assets applying K-IFRS No. 1109 to the amount that would have been reported in profit or loss for the designated financial assets if the Group had applied K-IFRS No. 1039.

ii) Classification and measurement of financial liabilities

Where a financial liability is designated at fair value through profit or loss, the fair value change of the financial liability attributable to the changes of the credit risk of the financial liability shall be presented in other comprehensive income; such other comprehensive income shall not be subsequently reclassified to profit or loss. However, the Group may present the fair value change as profit or loss if the aforementioned accounting treatment would cause or enlarge an accounting mismatch.

iii) Impairment: Financial assets and contract assets

The Group recognizes provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

3.  Significant accounting policies (continued)

iv) Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in K-IFRS 1039, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced the complex and rule-based hedge accounting requirements of K-IFRS No. 1039.  Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%).

The Group’s consolidated interim statements of financial position, comprehensive income, changes in equity and cash flows, and notes to the condensed consolidated financial statements as of and for the three and six-month periods ended June 30, 2018 have been prepared in accordance with K-IFRS No. 1109, and the accompanying comparative consolidated financial statements as of December 31, 2017 and for the three and six-month periods ended June 30, 2017 have not been retrospectively restated.

Details on the adjustments to the carrying amounts of financial assets and financial liabilities, the adjustments to the loss allowance, and the effects on equity as a result of initial application of K-IFRS No. 1109 are presented in Note 41.

(b) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

Effective January 1, 2018 the Group has applied K-IFRS No. 1115, ‘Revenue from Contracts with Customers’, which replaces existing revenue recognition guidance, including K-IFRS No. 1018, ‘Revenue’, K-IFRS No. 1011, ‘Construction Contracts’, K-IFRS No. 2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No. 2113, ‘Customer Loyalty Programmes’, K-IFRS No. 2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No. 2118, ‘Transfers of Assets from Customers.’

K-IFRS No. 1018 and other standards outlined revenue recognition for different types of transactions such as sales of goods and services, interest income, loyalty programs, dividend income and construction contracts; however, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

Effects on equity as a result of initial application of K-IFRS No. 1115 are included in Note 41.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

4. Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk.  These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the company level and at the subsidiary level.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines.  The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

4. Financial risk management (continued)

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system.  Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis.  In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing.  The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

4. Financial risk management (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

4. Financial risk management (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognised, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

4. Financial risk management (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Negative
Benchmark rate	Positive
10-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past nine years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

4. Financial risk management (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)

- Loss given default (LGD)

- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.  The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary.  The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary.  Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment.  The exposures of due from banks and loans were classified into government, bank, corporation, retail based on the exposure classification criteria of BASEL III credit risk weights.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of June 30, 2018 and December 31, 2017 are as follows:

		2018
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	14,732,839
Retail		129,916,455
Government		14,049,758
Corporations		127,133,085
Card receivable		20,795,469
		306,627,606

Financial asset at fair value through profit or loss		40,615,686
Financial asset designated at fair value through profit or loss		83,588
Securities at fair value through other comprehensive income		36,388,469
Securities at amortized cost		25,767,488
Derivative assets		2,796,690
Other financial assets(*1)(*2)		22,736,518
Financial guarantee contracts		3,837,359
Loan commitments and other credit liabilities		159,862,160
	~~W~~	598,715,564

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances

(*2) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3) Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel Ⅲ)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

ii) Maximum exposure to credit risk (continued)

		2017
Due from banks and loans(*1)(*3):
Banks	~~W~~	13,373,140
Retail		124,868,554
Government		14,442,747
Corporations		123,637,882
Card receivable		20,119,514
		296,441,837

Trading assets		23,829,943
Financial assets designated at FVTPL		2,344,701
AFS financial assets		37,186,552
HTM financial assets		24,990,680
Derivative assets		3,400,178
Other financial assets(*1)(*2)		12,041,304
Financial guarantee contracts		3,267,707
Loan commitments and other credit liabilities		139,264,031
	~~W~~	542,766,933

(*1) The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.

(*2) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3) Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel Ⅲ).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

iii) Impairment information by credit risk of financial assets

-  Credit loss allowances of financial assets as of June 30, 2018 are as follows:

		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	13,669,442	776,542	250,725	56,308	-	14,753,017	(20,178)	14,732,839	143,768
Retail		116,548,833	6,104,351	4,485,193	2,838,978	356,305	130,333,660	(417,205)	129,916,455	78,325,217
Government		14,002,130	4,887	47,596	-	-	14,054,613	(4,855)	14,049,758	9,050
Corporations		79,175,739	26,756,303	10,339,596	11,464,117	996,530	128,732,285	(1,599,200)	127,133,085	71,298,851
Card receivable		15,586,040	1,905,274	1,727,621	1,954,068	400,924	21,573,927	(778,458)	20,795,469	7,366
		238,982,184	35,547,357	16,850,731	16,313,471	1,753,759	309,447,502	(2,819,896)	306,627,606	149,784,252
Securities at fair value through other comprehensive income(*2)		30,381,614	5,829,901	-	176,954	-	36,388,469	-	36,388,469	-
Securities at amortized cost		25,043,577	705,072	22,417	-	-	25,771,066	(3,578)	25,767,488	-
Ending balance	~~W~~	294,407,375	42,082,330	16,873,148	16,490,425	1,753,759	371,607,037	(2,823,474)	368,783,563	149,784,252

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

4. Financial risk management (continued)

iii) Impairment information by credit risk of financial assets (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments(*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2) Provision for credit loss allowance for securities at fair value through other comprehensive income amounted to ~~W~~11,683 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

iii) Impairment information by credit risk of financial assets (continued)

-  Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2017 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Grade 1(*2)	~~W~~	13,382,414	116,304,917	14,447,016	86,831,895	16,314,189	247,280,431
Grade 2(*2)		7,857	8,056,563	-	36,835,347	3,473,826	48,373,593
		13,390,271	124,361,480	14,447,016	123,667,242	19,788,015	295,654,024
Less : allowance (collective)		(17,131)	(212,502)	(4,269)	(647,694)	(288,362)	(1,169,958)
	~~W~~	13,373,140	124,148,978	14,442,747	123,019,548	19,499,653	294,484,066
Mitigation of credit risk due to collateral(*1)	~~W~~	96,835	80,354,889	-	64,018,607	6,358	144,476,689

(*1) The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees.  Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

(*2) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments(*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

iii) Impairment information by credit risk of financial assets (continued)

-  Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2017 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	-	458,968	-	131,624	446,658	1,037,250
30 days ~ less than 60 days		-	65,152	-	33,749	58,283	157,184
60 days ~ less than 90 days		-	42,427	-	16,972	37,972	97,371
90 days or more		-	15,430	-	11,787	390	27,607
		-	581,977	-	194,132	543,303	1,319,412
Less : allowance		-	(56,774)	-	(8,898)	(81,990)	(147,662)
	~~W~~	-	525,203	-	185,234	461,313	1,171,750
Mitigation of credit risk due to collateral	~~W~~	-	325,631	-	94,388	90	420,109

-  Due from banks and loans that are impaired as of December 31, 2017 are as follows:

		2017
		Banks	Retail	Government	Corporations	Card	Total
Impaired	~~W~~	-	362,707	-	1,010,036	420,316	1,793,059
Less : allowance		-	(168,334)	-	(576,936)	(261,768)	(1,007,038)
	~~W~~	-	194,373	-	433,100	158,548	786,021
Mitigation of credit risk due to collateral	~~W~~	-	128,906	-	384,815	12	513,733

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

iv) Credit risk exposures per credit grade of off-balance items

-  Credit risk exposures per credit grade of off-balance items as of June 30, 2018 are as follows:

		2018
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,158,599	1,414,414	-	3,573,013
Life time expected credit loss		111,654	150,562	-	262,216
Impaired		-	-	2,130	2,130
		2,270,253	1,564,976	2,130	3,837,359
Loan commitment and other credit line
12-month expected credit loss		131,680,956	19,215,601	-	150,896,557
Life time expected credit loss		7,024,127	1,935,042	-	8,959,169
Impaired		-	-	6,434	6,434
		138,705,083	21,150,643	6,434	159,862,160
	~~W~~	140,975,336	22,715,619	8,564	163,699,519

(*1) Grade 1: BBB+ or above per internal credit rating

Grade 2: Below BBB+ per internal credit rating

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

v) Credit ratings of debt securities

-  Credit ratings of debt securities as of December 31, 2017 are as follows:

		2017
		Trading assets	Financial assets designated at FVTPL	Available–for- sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	8,837,093	630,247	23,949,843	20,057,480	53,474,663
AA- to AA+		5,193,659	589,193	5,582,125	3,956,290	15,321,267
A- to A+		5,442,892	792,715	4,300,764	444,711	10,981,082
BBB- to BBB+		1,614,012	252,258	1,508,224	166,906	3,541,400
Lower than BBB-		275,200	-	435,651	177,840	888,691
Unrated		2,277,790	80,288	1,409,945	187,453	3,955,476
	~~W~~	23,640,646	2,344,701	37,186,552	24,990,680	88,162,579

-  The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS(*1)	KR(*2)	S&P	Fitch	Moody's
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1) KIS: Korea Investors Service

(*2) KR: Korea Ratings

-  Credit status of debt securities as of December 31, 2017 are as follows:

		2017
Neither past due nor impaired	~~W~~	88,160,626
Impaired		1,953
	~~W~~	88,162,579

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2018 and December 31, 2017 are as follows:

		2018
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	14,357,148	1,250	-	6,466	-	-	367,975	-	14,732,839
Retail		-	-	-	-	-	-	-	129,916,455	129,916,455
Government		13,920,105	-	-	-	-	-	129,653	-	14,049,758
Corporations		6,330,767	43,791,319	17,740,989	25,986,972	3,120,571	5,757,295	24,404,200	972	127,133,085
Card receivable		41,014	190,489	166,443	40,643	38,237	22,106	20,208,732	87,805	20,795,469
		34,649,034	43,983,058	17,907,432	26,034,081	3,158,808	5,779,401	45,110,560	130,005,232	306,627,606
Financial asset at fair value through profit or loss		25,049,045	1,554,362	1,453,510	394,543	160,118	41,470	11,962,638	-	40,615,686
Financial asset designated at fair value through profit or loss		-	83,588	-	-	-	-	-	-	83,588
Securities at fair value through other comprehensive income		22,899,569	1,364,819	225,581	545,290	405,963	-	10,947,247	-	36,388,469
Securities at amortized cost		6,173,157	99,779	-	784,341	555,773	-	18,154,438	-	25,767,488
	~~W~~	88,770,805	47,085,606	19,586,523	27,758,255	4,280,662	5,820,871	86,174,883	130,005,232	409,482,837

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2018 and December 31, 2017 are as follows:

		2017
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Construction service	Hotel and food service	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	11,094,855	1,592	-	56,744	-	-	2,219,949	-	13,373,140
Retail		-	-	-	-	-	-	-	124,868,554	124,868,554
Government		13,381,461	1,314	-	-	-	-	1,059,972	-	14,442,747
Corporations		5,474,353	40,364,768	16,563,849	23,005,675	2,880,851	2,413,929	32,934,457	-	123,637,882
Card receivable		41,825	295,290	140,117	37,801	38,580	12,257	395,145	19,158,499	20,119,514
		29,992,494	40,662,964	16,703,966	23,100,220	2,919,431	2,426,186	36,609,523	144,027,053	296,441,837
Financial asset at fair value through profit or loss		17,183,669	1,139,609	1,206,133	176,273	112,409	71,656	3,940,194	-	23,829,943
Financial asset designated at fair value through profit or loss		1,201,464	202,906	36,112	45,178	27,678	-	831,363	-	2,344,701
Securities at fair value through other comprehensive income		23,384,608	1,409,017	227,289	632,410	348,269	-	11,184,959	-	37,186,552
Securities at amortized cost		5,975,448	48,981	-	785,859	557,591	-	17,622,801	-	24,990,680
	~~W~~	77,737,683	43,463,477	18,173,500	24,739,940	3,965,378	2,497,842	70,188,840	144,027,053	384,793,713

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i) Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions.  The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the six-month periods ended June 30, 2018 and the year ended December 31, 2017 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
		Average	Maximum	Minimum	June 30
Interest rate	~~W~~	22,481	28,239	16,194	19,710
Stock price		13,488	16,442	9,866	14,396
Foreign exchange(*)		38,075	40,396	36,370	39,872
Option volatility		115	511	46	94
Commodity		19	43	1	1
Portfolio diversification					(34,360)
	~~W~~	41,402	46,529	38,025	39,713

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	38,370	50,206	22,226	25,071
Stock price		4,051	5,622	3,040	4,675
Foreign exchange(*)		43,827	46,108	41,562	41,947
Option volatility		70	124	43	66
Commodity		22	46	-	14
Portfolio diversification					(26,367)
	~~W~~	49,943	56,103	42,031	45,406

(*) Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the six-month period ended June 30, 2018 and the year ended December 31, 2017, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		2018
		Average	Maximum	Minimum	June 30
Interest rate	~~W~~	1,485	1,972	924	1,775

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	1,809	2,550	1,050	1,800

(*) Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
		Average	Maximum	Minimum	June 30
Interest rate	~~W~~	6,024	9,232	3,684	5,089
Stock price		66,225	82,312	55,257	62,766
Foreign exchange		7,333	13,634	1,131	6,006
Option volatility		5,066	7,303	3,106	7,016
Portfolio diversification					(12,815)
	~~W~~	69,650	86,193	58,357	68,062

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	9,939	18,090	7,329	11,232
Stock price		12,015	22,496	7,068	10,830
Foreign exchange		7,140	12,604	2,760	5,506
Option volatility		3,404	4,536	2,710	3,216
Portfolio diversification					(9,583)
	~~W~~	22,221	34,564	12,980	21,201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
		Average	Maximum	Minimum	June 30
Interest rate	~~W~~	3,022	6,410	385	6,034
Stock price		3,778	4,383	2,030	4,114
Foreign exchange		844	2,825	40	1,475
Option volatility		1,413	4,916	131	1,602
	~~W~~	9,057	18,534	2,586	13,225

		2017
		Average	Maximum	Minimum	December 31
Interest rate	~~W~~	3,838	16,598	85	3,848
Stock price		1,195	3,368	-	3,178
Foreign exchange		1,213	3,569	3	1,924
Option volatility		5,083	7,423	2,777	3,809
	~~W~~	11,329	30,958	2,865	12,759

ii) Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of June 30, 2018 and December 31, 2017 are as follows:

ii-1) Shinhan Bank

		2018	2017
VaR(*1)	~~W~~	188,611	293,355
EaR(*2)		303,540	131,135

ii-2) Shinhan Card

		2018	2017
VaR(*1)	~~W~~	180,082	147,932
EaR(*2)		14,359	32,081

ii-3) Shinhan Investment

		2018	2017
VaR(*1)	~~W~~	28,426	44,505
EaR(*2)		76,614	108,866

ii-4) Shinhan Life Insurance

		2018	2017
VaR(*1)	~~W~~	471,108	319,689
EaR(*2)		67,232	70,434

(*1) The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model with one year look-back period.

(*2) The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate.  Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.  Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management.  At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

To manage liquidity risk preemptively and collectively, various liquidity risk indicators such as limit management indicators, early warning indicators and monitoring indicators were measured and managed.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of June 30, 2018 and December 31, 2017 are as follows:

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	132,021,746	25,230,601	39,890,789	45,362,243	18,366,815	2,597,853	263,470,047
Financial liabilities at fair value through profit or loss		1,759,497	-	-	-	-	-	1,759,497
Financial liabilities designated at fair value through profit or loss		165,566	178,764	794,753	683,796	5,115,695	1,230,634	8,169,208
Borrowings		13,442,247	2,545,003	2,862,790	3,196,461	5,209,962	2,245,954	29,502,417
Debt securities issued		3,502,648	3,816,702	5,680,507	10,091,518	31,207,055	5,341,741	59,640,171
Other financial liabilities		28,535,947	37,953	134,945	124,845	391,880	73,703	29,299,273
	~~W~~	179,427,651	31,809,023	49,363,784	59,458,863	60,291,407	11,489,885	391,840,613
Off balance(*3):
Finance guarantee contracts	~~W~~	3,837,359	-	-	-	-	-	3,837,359
Loan commitments and other		161,624,968	-	-	-	-	-	161,624,968
	~~W~~	165,462,327	-	-	-	-	-	165,462,327

Derivatives:
Cash inflows	~~W~~	3,430,437	104,740	1,578,023	1,464,742	5,981,423	6,617,439	19,176,804
Cash outflows		(3,669,190)	(150,518)	(1,659,025)	(1,543,634)	(6,156,162)	(6,335,244)	(19,513,773)
	~~W~~	(238,753)	(45,778)	(81,002)	(78,892)	(174,739)	282,195	(336,969)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

		2017
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	130,916,019	21,725,284	31,482,983	52,440,287	16,137,734	1,940,194	254,642,501
Trading liabilities		1,848,490	-	-	-	-	-	1,848,490
Financial liabilities designated at fair value through profit or loss		303,065	324,807	548,868	916,388	5,106,209	1,098,518	8,297,855
Borrowings		15,286,424	2,543,847	1,655,662	2,823,721	3,658,670	1,844,417	27,812,741
Debt securities issued		2,261,028	3,717,185	3,651,503	10,565,098	30,391,156	4,224,471	54,810,441
Other financial liabilities		19,387,718	42,948	137,810	335,104	363,245	59,188	20,326,013
	~~W~~	170,002,744	28,354,071	37,476,826	67,080,598	55,657,014	9,166,788	367,738,041
Off balance(*3):
Finance guarantee contracts	~~W~~	3,267,707	-	-	-	-	-	3,267,707
Loan commitments and other		140,675,467	-	-	-	-	-	140,675,467
	~~W~~	143,943,174	-	-	-	-	-	143,943,174

Derivatives:
Cash inflows	~~W~~	3,735,274	790,313	829,659	1,411,010	2,684,189	143,032	9,593,477
Cash outflows		(3,324,459)	(498,396)	(727,887)	(1,321,939)	(2,594,372)	(60,717)	(8,527,770)
	~~W~~	410,815	291,917	101,772	89,071	89,817	82,315	1,065,707

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~104,447,927 million and ~~W~~102,928,642 million as of June 30, 2018 and December 31, 2017 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(e) Capital risk management

The controlling company, banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies.  “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of June 30, 2018 was 14.85% (unaudited and unreviewed).

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of June 30, 2018 and December 31, 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Financial assets:
Financial asset at fair value through profit or loss	~~W~~	6,800,554	28,910,882	6,321,873	42,033,309
Financial asset designated at fair value through profit or loss		-	-	174,001	174,001
Derivatives		31,614	2,657,345	107,731	2,796,690
Securities at fair value through other comprehensive income		11,332,078	25,126,695	568,597	37,027,370
	~~W~~	18,164,246	56,694,922	7,172,202	82,031,370
Financial liabilities:
Financial liabilities at fair value through profit or loss	~~W~~	1,756,241	-	-	1,756,241
Financial liabilities designated at fair value through profit or loss		-	1,707,448	6,461,758	8,169,206
Derivatives liabilities		61,175	2,868,810	597,240	3,527,225
	~~W~~	1,817,416	4,576,258	7,058,998	13,452,672

		2017
		Level 1	Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	7,438,083	20,351,470	674,743	28,464,296
Financial assets designated at fair value through profit or loss		572,734	2,457,728	548,595	3,579,057
Derivative assets		31,858	3,072,980	295,340	3,400,178
Available-for-sale financial assets		10,920,710	26,899,791	4,296,436	42,116,937
	~~W~~	18,963,385	52,781,969	5,815,114	77,560,468
Financial liabilities:
Trading liabilities	~~W~~	1,848,490	-	-	1,848,490
Financial liabilities designated at fair value through profit or loss		36,973	986,882	7,273,754	8,297,609
Derivative liabilities		20,738	2,963,914	503,009	3,487,661
	~~W~~	1,906,201	3,950,796	7,776,763	13,633,760

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
		Financial asset at fair value through profit or loss	Financial asset designated at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Derivative assets and liabilities, net	Financial liabilities designated at fair value through profit or loss
Beginning balance	~~W~~	5,831,369	152,091	621,207	(250,662)	(7,273,754)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		105,988	21,910	4,406	(43,833)	(52,747)
Recognized in other comprehensive income (loss) for the year		-	-	16,441	-	(71)
		105,988	21,910	20,847	(43,833)	(52,818)
Purchase		1,014,420	-	2,300	1,507	-
Issue		-	-	-	-	(4,592,836)
Settlement		(628,919)	-	(75,757)	(196,524)	5,457,650
Transfer in(*2)		-	-	-	3	-
Transfer out(*2)		(985)	-	-	-	-
Ending balance	~~W~~	6,321,873	174,001	568,597	(489,509)	(6,461,758)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows (continued):

		2017
		Trading assets	Financial assets designated at FVTPL	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL
Beginning balance	~~W~~	82,477	614,039	3,883,441	(492,136)	(7,574,327)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		41,127	(9,202)	(200,701)	634,438	(913,760)
Recognized in other comprehensive income (loss) for the year		-	-	(3,149)	-	-
		41,127	(9,202)	(203,850)	634,438	(913,760)
Purchase		589,144	210,856	1,150,904	29,333	-
Issue		-	-	-	4,541	(8,710,656)
Settlement		(139,562)	(267,098)	(565,146)	(383,873)	9,924,989
Transfer in(*2)		101,557	-	31,087	28	-
Transfer out(*2)		-	-	-	-	-
Ending balance	~~W~~	674,743	548,595	4,296,436	(207,669)	(7,273,754)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month period ended June 30, 2018 and 2017 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2018
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	55,040	(103,729)
Net gain (loss) on financial assets designated at fair value through profit or loss		(30,837)	201,398
Net gain on securities at fair value through other comprehensive income		759	-
Provision for credit loss allowance		32	-
Other operating expenses		10,730	11,120
	~~W~~	35,724	108,789

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month period ended June 30, 2018 and 2017 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows (continued):

		2017
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Trading income	~~W~~	437,217	233,202
Loss on financial instruments designated at FVTPL		(511,175)	(291,130)
Gain on disposal of available-for-sale financial assets		9,337	703
Impairment losses on financial assets		(6,516)	(6,232)
Other operating expenses		(32,613)	(36,428)
	~~W~~	(103,750)	(99,885)

(*2) Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.  The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2018 are as follows:

Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF(*1), NAV(*2)	~~W~~	28,910,882	Discount rate, Price of underlying assets
Derivative assets	Option model, DCF(*1)		2,657,345	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Securities at fair value through other comprehensive income	DCF(*1), NAV(*2)		25,126,695	Discount rate, growth rate, Price of underlying assets
		~~W~~	56,694,922
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF(*1)	~~W~~	1,707,448	Discount rate
Derivative liabilities	Option model, DCF(*1)		2,868,810	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		~~W~~	4,576,258

(*1) DCF : Discounted cash flow

(*2) NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2018 are as follows:

Type of financial instrument	Valuation technique	Type		Carrying value	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss	DCF, Option model(*1), NAV	Debt securities and Equity securities	~~W~~	6,321,873	The volatility of the underlying asset Correlations Discount rate Growth rate	1.26%~47.73% 0.00% 1.00%~43.00% 0.00%~90.00%
Financial assets designated at fair value through profit or loss	DCF	Debt securities and Equity securities		174,001	The volatility of the underlying asset Correlations	7.68% 0.00%
Derivative assets	Option model(*1)	Equity and foreign exchange related		47,969	The volatility of the underlying asset Correlations	1.87%~35.00% 0.00%~81.99%
	Option model(*1)	Interest rates related		33,006	The volatility of the underlying asset Regression coefficient Correlations	0.49%~60.00% 0.42%~1.65% 0.00%~90.9%
	Option model(*1)	Credit and commodity related		26,756	The volatility of the underlying asset Correlations	16.00%~26.00% 53.00%
				107,731
Securities at fair value through other comprehensive income	DCF, NAV	Debt securities and Equity securities		568,597	Discount rate Growth rate	8.82%~18.73% 0.00%~3.00%
			~~W~~	7,172,202

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2018 are as follows (continued):

Type of financial instrument	Valuation technique	Type		Carrying value	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*1)	Equity related	~~W~~	6,461,758	The volatility of the underlying asset Correlations	0.00%~95.69% (21.14%)~100%
Derivative liabilities	Option model(*1)	Equity and foreign exchange related		79,044	The volatility of the underlying asset Correlations	1.87%~43.00% 0.00%~81.92%
	Option model(*1)	Interest rates related		448,002	The volatility of the underlying asset Regression coefficient Correlations	0.49%~0.85% 0.42%~2.77% 29.00%~90.99%
	Option model(*1)	Credit and commodity related		70,194	The volatility of the underlying asset Correlations	11.00%~35.00% (21.39%)~100%
				597,240
			~~W~~	7,058,998

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 30, 2018 and December 31, 2017.

		2018
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	25,569	(15,612)
Derivative assets		22,992	(24,362)
		48,561	39,974
Effects on other comprehensive income for the period:
Securities at fair value through other comprehensive income(*2)		20,210	(12,664)
	~~W~~	68,771	(52,638)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	92,469	(89,809)
Derivative liabilities		68,246	(58,501)
	~~W~~	160,715	(148,310)

		2017
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Trading assets	~~W~~	2,792	(2,742)
Financial assets designated at fair value through profit or loss		1,843	(1,941)
Derivative assets		29,059	(28,077)
		33,694	(32,760)
Effects on other comprehensive income for the period:
Available-for-sale financial assets(*2)		39,460	(25,505)
	~~W~~	73,154	(58,265)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,063	(56,754)
Derivative liabilities		32,770	(33,343)
	~~W~~	104,833	(90,097)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

ii) Financial instruments measured at amortized cost

- The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Held-to-maturity financial assets

The fair value of held-to-maturity financial assets is based on the published price quotations in an active market.  In case there is no observable market price, it is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2018 and December 31, 2017 are as follows:

		2018
		Carrying value	Fair value
Assets:
Loans	~~W~~	287,921,306	289,430,759
Held-to-maturity financial assets		25,767,488	25,797,513
Other financial assets		22,736,518	22,751,707
	~~W~~	336,425,312	337,979,979
Liabilities:
Deposits	~~W~~	259,911,056	260,040,843
Borrowings		29,186,450	29,219,962
Debt securities issued		56,152,232	56,402,868
Other financial liabilities		29,288,149	29,158,582
	~~W~~	374,537,887	374,822,255

		2017
		Carrying value	Fair value
Assets:
Loans	~~W~~	275,565,766	275,988,557
Held-to-maturity financial assets		24,990,680	25,390,335
Other financial assets		12,041,304	12,038,310
	~~W~~	312,597,750	313,417,202
Liabilities:
Deposits	~~W~~	249,419,224	249,333,154
Borrowings		27,586,610	27,596,841
Debt securities issued		51,340,821	51,277,693
Other financial liabilities		20,205,312	20,179,542
	~~W~~	348,551,967	348,387,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2018 and December 31, 2017 are as follows:

		2018
		Level 1	Level 2	Level 3	Total
Assets:
Loans	~~W~~	-	2,988,375	286,442,384	289,430,759
Securities		7,957,651	17,839,862	-	25,797,513
Other financial assets		1,094,409	15,564,157	6,093,141	22,751,707
	~~W~~	9,052,060	36,392,394	292,535,525	337,979,979
Liabilities:
Deposits	~~W~~	3,079,665	107,055,537	149,905,641	260,040,843
Borrowings		6,173,466	1,033,608	22,012,888	29,219,962
Debt securities issued in won		-	36,459,994	19,942,874	56,402,868
Other financial liabilities		1,094,378	13,287,486	14,776,718	29,158,582
	~~W~~	10,347,509	157,836,625	206,638,121	374,822,255

		2017
		Level 1	Level 2	Level 3	Total
Assets:
Loans	~~W~~	3,065	845,567	275,139,925	275,988,557
Held-to-maturity financial assets		7,851,134	17,539,201	-	25,390,335
Other financial assets		79,889	6,832,567	5,125,854	12,038,310
	~~W~~	7,934,088	25,217,335	280,265,779	313,417,202
Liabilities:
Deposits	~~W~~	2,922,841	105,939,876	140,470,437	249,333,154
Borrowings		5,958,846	566,718	21,071,277	27,596,841
Debt securities issued in won		-	33,622,407	17,655,286	51,277,693
Other financial liabilities		84,665	5,642,143	14,452,734	20,179,542
	~~W~~	8,966,352	145,771,144	193,649,734	348,387,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.  The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2018 and December 31, 2017 are as follows:

		2018
		FVTPL	FVTPL designated	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	-	21,192,379	-	21,192,379
Due from banks at fair value through profit or loss		819,244	-	-	-	-	819,244
Securities at fair value through profit or loss		40,401,703	-	-	-	-	40,401,703
Loans at fair value through profit or loss		812,362	-	-	-	-	812,362
Financial asset designated at fair value through profit or loss		-	174,001	-	-	-	174,001
Derivatives		2,753,290	-	-	-	43,400	2,796,690
Securities at fair value through other comprehensive income		-	-	37,027,370	-	-	37,027,370
Securities at amortized cost		-	-	-	25,767,488	-	25,767,488
Loans at amortized cost		-	-	-	287,921,306	-	287,921,306
Other		-	-	-	22,736,518	-	22,736,518
	~~W~~	44,786,599	174,001	37,027,370	357,617,691	43,400	439,649,061

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2018 and December 31, 2017 are as follows (continued):

		2018
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	259,911,056	-	259,911,056
Financial liabilities at fair value through profit or loss		1,756,241	-	-	-	1,756,241
Financial liabilities designated at FVTPL		-	8,169,206	-	-	8,169,206
Derivatives		2,809,945	-	-	717,280	3,527,225
Borrowings		-	-	29,186,450	-	29,186,450
Debt securities issued		-	-	56,152,232	-	56,152,232
Other		-	-	29,288,149	-	29,288,149
	~~W~~	4,566,186	8,169,206	374,537,887	717,280	387,990,559

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2018 and December 31, 2017 are as follows (continued):

		2017
		Trading assets	FVTPL assets	AFS	HTM	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	-	-	-	-	22,668,598	-	22,668,598
Trading assets		28,464,296	-	-	-	-	-	28,464,296
Financial assets designated at FVTPL		-	3,579,057	-	-	-	-	3,579,057
Derivatives		3,280,775	-	-	-	-	119,403	3,400,178
Loans		-	-	-	-	275,565,766	-	275,565,766
AFS financial assets		-	-	42,116,937	-	-	-	42,116,937
HTM financial assets		-	-	-	24,990,680	-	-	24,990,680
Other		-	-	-	-	12,041,304	-	12,041,304
	~~W~~	31,745,071	3,579,057	42,116,937	24,990,680	310,275,668	119,403	412,826,816

		2017
		Trading liabilities	FVTPL liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	249,419,224	-	249,419,224
Trading liabilities		1,848,490	-	-	-	1,848,490
Financial liabilities designated at FVTPL		-	8,297,609	-	-	8,297,609
Derivatives		2,804,834	-	-	682,827	3,487,661
Borrowings		-	-	27,586,610	-	27,586,610
Debt securities issued		-	-	51,340,821	-	51,340,821
Other		-	-	20,205,312	-	20,205,312
	~~W~~	4,653,324	8,297,609	348,551,967	682,827	362,185,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

5. Change in subsidiaries

(a) Change in consolidated subsidiaries for the year ended December 31, 2017 are as follows:

	Company	Description
Included(2017)	Shinhan REITs Management	Newly invested subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of June 30, 2018 are as follows:

Segment	Description

Banking

The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.
Securities	Securities segment comprise securities trading, underwriting and brokerage services.
Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance.
Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the six-month periods ended June 30, 2018 and 2017.

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	2,773,794	776,338	216,175	376,129	38,002	(223)	4,180,215
Net fees and commission income		436,274	192,999	217,874	52,350	97,101	(705)	995,893
Allowance reversed (provided) for credit loss on financial assets		(127,064)	(211,691)	(2,026)	(3,675)	(9,457)	(48)	(353,961)
General and administrative expenses		(1,406,160)	(364,238)	(253,067)	(107,188)	(123,928)	41,163	(2,213,418)
Other income (expense), net		(10,556)	84,282	58,030	(223,705)	72,135	(79,041)	(98,855)
Operating income		1,666,288	477,690	236,986	93,911	73,853	(38,854)	2,509,874
Equity method income (loss)		(1,711)	-	11,325	(478)	3,949	4,953	18,038
Income tax expense		431,068	123,972	63,799	26,702	34,363	5,808	685,712
Profit (loss) for the period	~~W~~	1,232,990	334,415	182,749	70,031	42,914	(46,007)	1,817,092
Controlling interest	~~W~~	1,232,869	335,516	182,747	70,031	42,914	(68,511)	1,795,566
Non-controlling interests		121	(1,101)	2	-	-	22,504	21,526

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	2,437,596	739,379	224,126	353,819	25,904	3,082	3,783,906
Net fees and commission income		388,851	187,551	137,978	23,098	87,252	(53)	824,677
Impairment losses on financial assets		(134,539)	(103,947)	(2,637)	(943)	(10,856)	4,139	(248,783)
General and administrative expenses		(1,373,684)	(364,791)	(217,836)	(108,515)	(109,239)	30,898	(2,143,167)
Other income (expense), net		19,595	438,127	(31,420)	(168,448)	33,050	(53,741)	237,163
Operating income		1,337,819	896,319	110,211	99,011	26,111	(15,675)	2,453,796
Equity method income (loss)		2,816	-	5,858	(477)	5,337	115	13,649
Income tax expense (benefit)		304,606	211,087	28,628	21,513	17,713	2,529	586,076
Profit (loss) for the period	~~W~~	1,064,340	685,309	93,782	75,701	14,926	(24,902)	1,909,156
Controlling interest	~~W~~	1,064,260	686,781	93,776	75,701	14,926	(46,314)	1,889,130
Non-controlling interests		80	(1,472)	6	-	-	21,412	20,026

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the six-month periods ended June 30, 2018 and 2017.

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	2,777,021	785,937	212,898	374,508	29,851	-	4,180,215
Internal transactions		(3,227)	(9,599)	3,277	1,621	8,151	(223)	-
	~~W~~	2,773,794	776,338	216,175	376,129	38,002	(223)	4,180,215

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	2,440,426	748,211	221,821	353,634	19,814	-	3,783,906
Internal transactions		(2,830)	(8,832)	2,305	185	6,090	3,082	-
	~~W~~	2,437,596	739,379	224,126	353,819	25,904	3,082	3,783,906

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the six-month periods ended June 30, 2018 and 2017.

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	442,146	213,814	223,697	55,991	60,245	-	995,893
Internal transactions		(5,872)	(20,815)	(5,823)	(3,641)	36,856	(705)	-
	~~W~~	436,274	192,999	217,874	52,350	97,101	(705)	995,893

		2017
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	417,810	181,419	142,066	26,688	56,694	-	824,677
Internal transactions		(28,959)	6,132	(4,088)	(3,590)	30,558	(53)	-
	~~W~~	388,851	187,551	137,978	23,098	87,252	(53)	824,677

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

7. Restricted due from banks at amortized cost

(a) Restricted due from banks at amortized cost as of June 30, 2018 are as follows:

		2018
Deposits denominated in won:
Reserve deposits	~~W~~	5,803,034
Other		3,652,306
		9,455,340

Deposits denominated in foreign currency		1,879,024
	~~W~~	11,334,364

8. Restricted due from banks

(a) Restricted due from banks as of December 31, 2017 are as follows:

		2017
Deposits denominated in won:
Reserve deposits	~~W~~	8,689,515
Other		3,628,419
		12,317,934

Deposits denominated in foreign currency		1,117,597
	~~W~~	13,435,531

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

9. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of June 30, 2018 are as follows:

		2018
Debt instruments:
Governments	~~W~~	3,153,695
Financial institutions		9,070,956
Corporations		6,454,230
Stocks with put option		326,585
Equity investment with put option		922,922
Beneficiary certificates		9,960,991
Commercial papers		4,099,758
CMA(*1)		2,930,136
Others(*2)		1,943,443
		38,862,716

Equity instruments:
Stocks		1,309,291
Equity investment		2
Others		108,330
		1,417,623
		40,280,339
Other:
Loans at fair value		812,362
Due from banks at fair value		819,244
Gold deposits		121,364
	~~W~~	42,033,309

(*1) CMA: Cash management account deposits

(*2) Restricted reserve for claims of customers’ deposits (trusts) as June 30, 2018 are ~~W~~1,004,332 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

9. Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of June 30, 2018 are as follows.

		2018

Due from banks at fair value through profit or loss	~~W~~	819,244
Securities at fair value through profit or loss		3,007,415
	~~W~~	3,826,659

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS 1039; and it is not held in respect of an activity that is not associated with contracts within the scope of K-IFRS 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the six-month period ended June 30, 2018 are as follows:

		Profit or loss		Other comprehensive income
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(46,251)	(97)	(46,154)	12,692
Net gain (loss) on disposal of financial assets at fair value through profit or loss		5,524	6,768	(1,244)	342
	~~W~~	(40,727)	6,671	(47,398)	13,034

10. Trading assets

Trading assets as of December 31, 2017 are as follows:

		2017
Debt securities:
Governments	~~W~~	3,254,587
Financial institutions		8,014,128
Corporations		5,097,200
Commercial papers		3,625,436
CMA(*)		3,157,475
Others		491,820
		23,640,646
Equity securities:
Stocks		738,666
Beneficiary certificates		3,728,027
Others		167,660
		4,634,353
Other
Gold deposits		189,297
	~~W~~	28,464,296

(*) CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

11. Financial asset designated at fair value through profit or loss (K-IFRS 1109)

Financial asset designated at fair value through profit or loss as of June 30, 2018 are as follows:

		2018	Reason for designation
Debt instruments	~~W~~	83,588	Accounting mismatch
Equity instruments		90,413	Accounting mismatch
	~~W~~	174,001

Maximum exposure of credit risk of financial asset designated at fair value through profit or loss ~~W~~83,588 million as of June 30, 2018.

12. Financial asset designated at fair value through profit or loss (K-IFRS 1039)

Financial asset designated at fair value through profit or loss as of December 31, 2017 are as follows:

		2017	Reason for designation
Debt securities	~~W~~	2,110,809	Evaluation and management on a fair value basis, accounting mismatch
Equity securities(*)		1,234,356	Evaluation and management on a fair value basis, accounting mismatch
Others		233,892	Combined instrument
	~~W~~	3,579,057

(*) Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2017 are ~~W~~958,236 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

13. Derivatives

(a) The notional amounts of derivatives as of June 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	129,654,914	100,806,648
Currency swaps		32,977,563	30,269,510
Currency options		1,919,953	1,178,047
		164,552,430	132,254,205
Exchange traded:
Currency futures		832,778	1,179,986
		165,385,208	133,434,191
Interest rates related:
Over the counter:
Interest rate swaps		30,173,124	30,269,249
Interest rate options		390,000	310,000
		30,563,124	30,579,249
Exchange traded:
Interest rate futures		2,227,562	1,545,905
Interest rate swaps(*)		59,647,761	53,625,962
		61,875,323	55,171,867
		92,438,447	85,751,116
Credit related:
Over the counter:
Credit swaps		2,953,866	2,443,609

Equity related:
Over the counter:
Equity swaps and forwards		4,431,642	4,223,096
Equity options		750,693	1,230,635
		5,182,335	5,453,731
Exchange traded:
Equity futures		1,063,201	526,913
Equity options		2,066,869	3,238,049
		3,130,070	3,764,962
		8,312,405	9,218,693
Commodity related:
Over the counter:
Commodity swaps and forwards		780,044	931,644
Commodity options		4,880	4,880
		784,924	936,524
Exchange traded:
Commodity futures and options		87,281	122,394
		872,205	1,058,918

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

13. Derivatives (continued)

(a) The notional amounts of derivatives as of June 30, 2018 and December 31, 2017 are as follows (continued) :

		2018	2017
Hedge:
Currency forwards	~~W~~	1,213,678	1,227,354
Currency swaps		4,282,093	3,866,015
Interest rate swaps		9,445,741	8,088,422
		14,941,512	13,181,791

	~~W~~	284,903,643	245,088,318

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

13. Derivatives (continued)

(b) Fair values of derivative instruments as of June 30, 2018 and December 31, 2017 are as follows:

		2018		2017
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,908,179	1,945,810	1,895,225	1,636,715
Currency swaps		465,901	398,295	854,892	865,551
Currency options		15,444	19,915	12,023	12,070
		2,389,524	2,364,020	2,762,140	2,514,336
Exchange traded:
Currency futures		17	-	415	553
		2,389,541	2,364,020	2,762,555	2,514,889
Interest rates related:
Over the counter:
Interest rate swaps		239,430	197,119	204,449	208,901
Interest rate options		-	3,813	-	1,893
		239,430	200,932	204,449	210,794
Exchange traded:
Interest rate futures		491	479	1,771	544
		239,921	201,411	206,220	211,338
Credit related:
Over the counter:
Credit swaps		32,866	35,876	63,359	10,617

Equity related:
Over the counter:
Equity swap and forwards		43,540	74,997	112,282	13,502
Equity options		9,535	11,907	91,040	12,177
		53,075	86,904	203,322	25,679
Exchange traded:
Equity futures		3,737	2,144	72	805
Equity options		25,971	56,003	23,562	18,521
		29,708	58,147	23,634	19,326
		82,783	145,051	226,956	45,005
Commodity related:
Over the counter:
Commodity swaps and forwards		6,781	60,992	15,576	22,593
Commodity options		-	47	72	77
		6,781	61,039	15,648	22,670
Exchange traded:
Commodity futures and options		1,398	2,548	6,037	315
		8,179	63,587	21,685	22,985

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

13.  Derivatives (continued)

(b) Fair values of derivative instruments as of June 30, 2018 and December 31, 2017 are as follows (continued) :

		2018		2017
		Assets	Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	3,339	41,906	50,492	1,567
Currency swaps		24,024	93,715	59,399	161,896
Interest rate swaps		16,037	581,659	9,512	519,364
		43,400	717,280	119,403	682,827

	~~W~~	2,796,690	3,527,225	3,400,178	3,487,661

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

13. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the six-month periods ended June 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Six-month period	Three-month period	Six-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(128,376)	(80,948)	(60,396)	49,462
Currency swaps		78,917	77,755	10,033	(1,120)
Currency options		6,418	7,911	11,794	(225)
		(43,041)	4,718	(38,569)	48,117
Exchange traded:
Currency futures		1,020	1,832	(325)	(505)
		(42,021)	6,550	(38,894)	47,612
Interest rates related:
Over the counter:
Interest rate swaps		25,788	48,507	(64,061)	871
Interest rate options		592	(320)	(241)	851
		26,380	48,187	(64,302)	1,722
Exchange traded:
Interest rate futures		(299)	(1,791)	1,963	2,758
		26,081	46,396	(62,339)	4,480
Credit related:
Over the counter:
Credit swaps		(50,065)	(56,641)	(8,192)	(808)
Equity related:
Over the counter:
Equity swap and forwards		(73,459)	(130,166)	7,968	208,046
Equity options		(1,528)	(878)	14,226	24,962
		(74,987)	(131,044)	22,194	233,008
Exchange traded:
Equity futures		2,238	1,593	1,437	1,554
Equity options		357	(5,517)	4,883	2,984
		2,595	(3,924)	6,320	4,538
		(72,392)	(134,968)	28,514	237,546
Commodity related:
Over the counter:
Commodity swaps and forwards		(38,252)	(75,707)	(13,396)	(3,015)
Commodity options		15	16	-	(11)
		(38,237)	(75,691)	(13,396)	(3,026)
Exchange traded:
Commodity futures		(392)	(1,150)	(53)	3,392
Commodity options		-	-	2	-
		(392)	(1,150)	(51)	3,392
		(38,629)	(76,841)	(13,447)	366
Hedge:
Exchange traded:
Currency forwards		(47,569)	(42,049)	(69,211)	52,948
Currency swaps		57,777	58,069	12,025	(132,634)
Interest rate swaps		34,036	(55,197)	(3,428)	(9,503)
		44,244	(39,177)	(60,614)	(89,189)
	~~W~~	(132,782)	(254,681)	(154,972)	200,007

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

13. Derivatives (continued)

(d) Nominal values and average hedge ratio for derivatives as of June 30, 2018 are as follows:

	2018
	Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	482,595	794,237	214,044	1,225,733	612,171	6,116,961	9,445,741
Average hedge ratio:	100%	100%	100%	100%	100%	100%	100%
Exchange risk:
Nominal values:	3,399,865	1,151,120	1,506,456	402,929	60,550	41,977	6,562,897
Average hedge ratio:	100%	100%	100%	100%	100%	100%	100%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

14. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Securities at fair value through other comprehensive income and securities at amortized cost as of June 30, 2018 are as follows:

		2018
Securities at fair value through other comprehensive income
Debt instruments:
Governments	~~W~~	8,024,531
Financial institutions		17,608,287
Corporations and others		10,755,651
		36,388,469
Equity instruments(*):
Stocks		633,061
Equity investments		5,840
		638,901
		37,027,370
Securities at amortized cost
Debt instruments:
Governments		16,274,865
Financial institutions		2,138,510
Corporations and others		7,354,113
		25,767,488
	~~W~~	62,794,858

(*) The equity securities were designated as measured at fair value through other comprehensive income for the strategic purpose of holding the securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

14. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2018 are as follows:

		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	36,641,928	15,879	36,657,807	24,403,423	21,444	24,424,867
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(71,782)	71,782	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		14,383,142	-	14,383,142	1,655,040	-	1,655,040
Disposal		(5,159,232)	-	(5,159,232)	-	-	-
Repayment		(9,800,693)	-	(9,800,693)	(452,925)	(3)	(452,928)
Others(*)		218,152	89,293	307,445	143,111	976	144,087
Ending balance	~~W~~	36,211,515	176,954	36,388,469	25,748,649	22,417	25,771,066

(*) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

14. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2018 are as follows:

		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	17,038	1,938	18,976	6,327	2,232	8,559
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(547)	547	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		(688)	(2,046)	(2,734)	(3,262)	-	(3,262)
Disposal		(4,559)	-	(4,559)	-	-	-
Others(*)		-	-	-	506	(2,225)	(1,719)
Ending balance	~~W~~	11,244	439	11,683	3,571	7	3,578

(*) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

14. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three and six-month periods ended June 30, 2018 are as follows:

		2018
		Three-month period	Six-month period
Other comprehensive income:
Gain on disposal of securities at fair value	~~W~~	5,889	13,423
Loss on disposal of securities at fair value		(1,099)	(3,089)

Loss on disposal of securities at amortized cost(*)		(3)	(6)
	~~W~~	4,787	10,328

(*) The disposal of securities at amortized cost was due to the exercise of the redemption option of the issuer.

(e) Income or loss on equity securities at fair value through other comprehensive income.

As of June 30, 2018, the Group recognizes dividends amounting to ~~W~~10,509 million related to equity securities at fair value through other comprehensive income.

In addition, the disposition of equity securities at fair value through other comprehensive income is as follows :

		2018

Fair value at the date of disposal	~~W~~	2,555
Cumulative net profit at the time of disposal		(3,092)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

15. Available-for-sale financial assets and held-to-maturity financial assets

(a) Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 are as follows:

		2017
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	7,570,104
Financial institution bonds		17,649,694
Corporate bonds and others		11,966,754
		37,186,552
Equity securities(*):
Stocks		1,026,666
Equity investments		749,818
Beneficiary certificates		3,126,851
Others		27,050
		4,930,385
		42,116,937
Held-to-maturity financial assets:
Debt securities:
Government bonds		15,164,133
Financial institutions bonds		2,708,148
Corporate bonds		7,118,399
		24,990,680
	~~W~~	67,107,617

(*) Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~126,220 million as of December 31, 2017.

(b) Gain or loss on sale of available-for-sale financial assets for the three and six-month periods ended June 30, 2017 are as follows:

		2017
		Three-month period	Six-month period
Gain on sale of available-for-sale financial assets	~~W~~	201,074	267,834
Loss on sale of available-for-sale financial assets		(3,866)	(16,903)
	~~W~~	197,208	250,931

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

16.  Loans at amortized cost

(a) Loans at amortized cost as of June 30, 2018 are as follows:

		2018
Household loans	~~W~~	115,575,348
Corporate loans		145,775,151
Public and other		2,456,557
Loans to banks		4,856,438
Card receivables		21,627,280
		290,290,774
Discount		(24,615)
Deferred loan origination costs or fees		461,202
		290,727,361
Allowance for credit losses		(2,806,055)

	~~W~~	287,921,306

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

16.  Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the six month period ended June 30, 2018 are as follows:

		Loans at amortized cost			Other assets (*1)				Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	245,307,629	30,033,799	1,784,601	31,451,577	604,164	23,243		309,205,013
Transfer to 12 month expected credit loss		7,166,445	(7,163,462)	(2,983)	18,158	(18,154)	(4)	-	-
Transfer to life time expected credit loss		(17,147,224)	17,162,770	(15,546)	(32,321)	32,324	(3)		-
Transfer to impaired financial asset		(1,193,513)	(176,297)	1,369,810	(14,953)	(454)	15,407		-
Origination		85,890,681	199,217	82,954	19,689,280	12,235	10,660		105,885,027
Collection		(64,923,992)	(7,249,455)	(760,125)	(10,273,591)	(390,730)	(3,622)		(83,601,515)
Charge off(*3)		-	-	(429,344)	-	-	(10,259)		(439,603)
Disposal		(134,250)	(4,889)	(255,545)	-	(495)	(13,082)		(408,261)
Others (*2)		1,146,881	59,263	(20,064)	398,052	13,298	600		1,598,030
Ending balance	~~W~~	256,112,657	32,860,946	1,753,758	41,236,202	252,188	22,940		332,238,691

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) Uncollected loans’ principals and interests which have been charged off but being managed to be collected amounted to ~~W~~ 9,411,176 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

16.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other assets for the six month period ended June 30, 2018 are as follows:

		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	730,597	1,088,275	1,053,114	38,968	7,746	20,166	2,938,866
Transfer to 12 month expected credit loss		116,991	(116,376)	(615)	423	(420)	(3)	-
Transfer to life time expected credit loss		(69,390)	73,946	(4,556)	(142)	144	(2)	-
Transfer to impaired financial asset		(2,202)	(41,691)	43,893	(4)	(147)	151	-
Provided (reversed)		(26,148)	149,613	228,884	(2,128)	2,450	11,264	365,935
Charge off		-	-	(429,344)	-	-	(10,191)	(439,535)
Discount		-	(27)	(10,303)	-	-	-	(10,330)
Disposal		(1,677)	(95)	(30,626)	-	(7)	(1,503)	(33,908)
Collection		-	-	152,106	-	-	621	152,727
Others (*2)		(8,848)	(92,828)	1,362	459	69	598	(99,188)
Ending balance	~~W~~	741,323	1,060,817	1,003,915	37,576	9,835	21,101	2,874,567

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

17.  Loans

(a) Loans as of December 31, 2017 are as follows:

		2017
Household loans	~~W~~	111,590,777
Corporate loans		139,989,642
Public and other		2,297,631
Loans to banks		2,969,784
Card receivables		20,640,857
		277,488,691
Discount		(44,936)
Deferred loan origination costs and fees		432,615
		277,876,370
Allowance for credit losses		(2,310,604)

	~~W~~	275,565,766

(b) Changes in the allowance for credit losses for the year ended December 31, 2017 are as follows:

		2017
		Loans	Other(*2)	Total

Beginning balance	~~W~~	2,360,795	66,896	2,427,691
Provision for (reversal of) allowance		800,928	15,672	816,600
Write-offs		(973,943)	(20,063)	(994,006)
Effect of discounting(*1)		(23,316)	-	(23,316)
Disposal		(63,091)	16	(63,075)
Recoveries		311,042	1,591	312,633
Others(*3)		(101,811)	(379)	(102,190)
Ending balance	~~W~~	2,310,604	63,733	2,374,337

(*1) Interest income from impaired financial assets

(*2) Included allowance for due from banks and other assets

(*3) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates

(a) Investments in associates as of June 30, 2018 and December 31, 2017 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2018	2017
BNP Paribas Cardif Life Insurance(*1)(*3)	Korea	March 31	14.99	14.99
Songrim Co., Ltd.(*1)(*4)	〃	〃	35.34	35.34
Daewontos Co., Ltd.(*4)(*8)	〃	December 31	36.33	36.33
Neoplux Technology Valuation Investment Fund(*1)	〃	March 31	33.33	33.33
JAEYOUNG SOLUTEC CO., LTD.(*7)	〃	-	-	9.61
Partners 4th Growth Investment Fund(*1)	〃	March 31	25.00	25.00
KTB Newlake Global Healthcare PEF(*1)	〃	〃	30.00	30.00
JAEYANG INDUSTRY(*4)(*8)	〃	〃	25.90	25.90
Chungyoung INC(*4)(*8)(*10)	〃	December 31	18.94	18.94
DAEKWANG SEMICONDUCTOR CO., LTD.(*1)(*4)	〃	March 31	20.94	20.94
LB Technology Fund 1(*1)(*10)	〃	〃	18.52	18.52
Shinhan-Albatross Tech Investment Fund	〃	June 30	50.00	50.00
Asia Pacific No.39 Ship Investment Co., Ltd.(*7)	〃	-	-	50.00
KCLAVIS Meister Fund No.17	〃	June 30	26.09	26.09
SG No.9 Corporate Recovery Private Equity Fund	〃	〃	26.49	26.49
Plutus-SG Private Equity Fund	〃	〃	26.67	26.67
SG ARGES Private Equity Fund No.1	〃	〃	24.06	24.06
OST Progress- 2 Fund(*7)	〃	-	-	27.62
Eum Private Equity Fund No.3	〃	June 30	20.76	20.76
Richmond Private Yong in Retail Facility Real Estate Fund No.1	〃	〃	41.80	41.80
KTB Confidence Private Placement	〃	〃	30.29	30.29
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	〃	〃	23.86	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	〃	〃	20.16	20.16
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18(*7)	〃	-	-	22.86
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4	〃	June 30	20.00	20.00
Platform Partners Brick Save Private Investment Trust(*6)	〃	〃	98.77	98.77
Synergy-Shinhan Mezzanine New Technology Investment Fund	〃	〃	47.62	47.62
The Asia Pacific Capital Fund II L.P.	Cayman Islands	〃	25.18	25.18
Shinhan Praxis K-Growth Global Private Equity Fund(*5)	Korea	〃	18.87	18.87
Credian Healthcare Private Equity Fund II	〃	〃	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	〃	〃	50.00	50.00
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	〃	〃	21.28	21.28
Brain Professional Private Trust No.4	〃	〃	27.50	27.49
Hanhwa US Equity Strategy Private Real Estate Fund No.1	〃	〃	44.84	44.84
Brain KS Qualified Privately Placed Fund No.6	〃	〃	50.00	50.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2018	2017
M360 CRE Income Fund(*8)	U.S.A	June 30	28.59	57.87
Shinhan Global Healthcare Fund 1(*5)	Korea	〃	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	〃	〃	33.33	33.33
IBK AONE convertable 1	〃	〃	47.25	47.25
Rico Synergy Collabo Multi-Mezzanine 3(*6)	〃	〃	50.00	50.00
KB NA Hickory Private Speical Asset Fund	〃	〃	37.50	37.50
GB Professional Private Investment Trust 6(*6)	〃	〃	94.51	94.51
Koramco Europe Core Private Placement Real Estate Fund No.2-2	〃	〃	44.02	48.49
SHBNPP Private Korea Equity Long-Short Professional Feeder(*9)	〃	〃	7.74	9.85
Shinhan-Stonebridge Petro PEF(*5)	〃	〃	1.82	1.82
BNP Paribas Cardif General Insurance(*1)(*2)	〃	March 31	10.00	10.00
Axis Global Growth New Technology Investment Association	〃	June 30	31.85	31.85
Polaris No7 Start up and Venture Private Equity Fund	〃	〃	28.57	28.57
Hermes Private Investment Equity Fund	〃	〃	29.17	29.17
Shinhan AIM FoF Fund 1a	〃	〃	25.00	-
Daishin Heim Qualified Investor Private Investment Trust No.1808	〃	〃	34.48	-
Heungkuk High Class Professional Trust Private Fund 37	〃	〃	50.00	-
IGIS Global Credit Fund 150-1	〃	〃	25.00	-
IRIS CCRS/IRL 1st Trust(*6)	〃	〃	99.26	-
GX SHINHAN INTERVEST 1st Private Equity Fund	〃	〃	25.27	-
Soo Commerce Platform Growth Fund	〃	〃	24.62	-
Partner One Value up I Private Equity Fund	〃	〃	27.91	-
Genesis No.1 Private Equity Fund(*1)	〃	March 31	22.80	-
GMB ICT New Technology Investment Fund	〃	June 30	26.75	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(*1) Financial statements as of March 31, 2018 were used for the equity method since the financial statements as of June 30, 2018 were not available. Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.

(*3) The Group has a significant influence on the investees through important business transactions.

(*4) In 2018, the shares of the investees were acquired by debt-equity swap.  The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) The associates were disposed or reclassified.

(*8) The latest financial statements were used for the equity method since the financial statements as of June 30, 2018 were not available. Significant trades and events occurred within the period were properly reflected.

(*9) Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.

(*10) Although the ownership interests were less than 20%, the Group has a significant influence.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 were as follows:

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,616	(2,043)	712	(3,396)	-	47,889
Daewontos Co., Ltd.(*)		-	-	-	-	-	-
Songrim Co., Ltd.(*)		48	-	(48)	-	-	-
Neoplux Technology Valuation Investment Fund		13,470	4,000	(60)	(490)	-	16,920
JAEYOUNG SOLUTEC CO., LTD.		3,849	(2,865)	(836)	(148)	-	-
Partners 4th Growth Investment Fund		13,390	1,923	(234)	-	-	15,079
JAEYANG INDUSTRY(*)		-	-	-	-	-	-
Chungyoung INC(*)		-	-	-	-	-	-
KTB Newlake Global Healthcare PEF		2,653	5,400	(143)	-	-	7,910
DAEKWANG SEMICONDUCTOR CO., LTD.		3,824	-	(569)	-	-	3,255
LB Technology Fund 1		1,000	2,160	(67)	-	-	3,093
Shinhan-Albatross Tech Investment Fund		2,672	3,000	(147)	-	-	5,525
Asia Pacific No.39 Ship Investment Co., Ltd.		4,682	(4,803)	121	-	-	-
KCLAVIS Meister Fund No.17		3,039	-	87	-	-	3,126
SG No.9 Corporate Recovery Private Equity Fund		3,963	(2,542)	494	-	-	1,915
Plutus-SG Private Equity Fund		4,251	(66)	67	-	-	4,252
SG ARGES Private Equity Fund No.1		6,422	(2,295)	236	-	-	4,363
OST Progress- 2 Fund		4,895	(4,895)	-	-	-	-
Eum Private Equity Fund No.3		4,925	(258)	260	-	-	4,927
Richmond Private Yong in Retail Facility Real Estate Fund No.1		8,101	(397)	401	-	-	8,105
KTB Confidence Private Placement		6,403	(214)	461	(1,347)	-	5,303
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		6,757	(766)	170	(41)	-	6,120
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,387	(166)	272	(56)	-	8,437
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		6,012	(6,035)	23	-	-	-
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		1,638	2,452	207	-	-	4,297
Platform Partners Brick Save Private Investment Trust		8,069	(242)	245	-	-	8,072
Synergy-Shinhan Mezzanine New Technology Investment Fund		4,999	-	(61)	-	-	4,938
The Asia Pacific Capital Fund II L.P.		7,307	-	(413)	324	-	7,218

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Praxis K-Growth Global Private Equity Fund	~~W~~	18,954	-	3,618	-	-	22,572
Credian Healthcare Private Equity Fund II		3,813	-	588	-	-	4,401
Kiwoom Milestone Professional Private Real Estate Trust 19		10,408	(138)	207	-	-	10,477
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,460	(643)	2,063	-	-	21,880
Brain Professional Private Trust No.4		5,847	-	205	-	-	6,052
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,479	(1,000)	(448)	-	-	24,031
Brain KS Qualified Privately Placed Fund No.6		4,805	-	245	-	-	5,050
M360 CRE Income Fund		153,905	(75,000)	4,720	10,885	-	94,510
Shinhan Global Healthcare Fund 1		3,407	-	(80)	-	-	3,327
JB Power TL Investment Type Private Placement Special Asset Fund 7		18,690	(2,200)	440	-	-	16,930
IBK AONE convertable 1		5,122	-	807	-	-	5,929
Rico synergy collabo Multi-Mezzanine 3		5,026	-	446	-	-	5,472
KB NA Hickory Private Speical Asset Fund		34,091	(831)	866	-	-	34,126
GB Professional Private Investment Trust 6		8,600	-	(6)	-	-	8,594
Koramco Europe Core Private Placement Real Estate Fund No.2-2		20,760	(1,727)	883	-	-	19,916
SHBNPP Private Korea Equity Long-Short Professional Feeder		4,861	(588)	51	-	-	4,324
Shinhan-Stonebridge Petro PEF		19,201	-	2,599	-	-	21,800
BNP Paribas Cardif General Insurance		4,429	-	(478)	6	-	3,957
Axis Global Growth New Technology Investment Association		4,953	-	(39)	-	-	4,914
Polaris No7 Start up and Venture Private Equity Fund		4,359	-	(2)	-	-	4,357
Hermes Private Investment Equity Fund		17,497	(5,158)	1,523	-	-	13,862
Shinhan AIM FoF Fund 1a		-	3,146	(9)	-	-	3,137
Daishin Heim Qualified Investor Private Investment Trust No.1808		-	10,000	1	-	-	10,001
Heungkuk High Class Professional Trust Private Fund 37		-	9,178	65	-	-	9,243
IGIS Global Credit Fund 150-1		-	5,137	119	-	-	5,256
IRIS CCRS/IRL 1st Trust		-	13,462	4	-	-	13,466
GX SHINHAN INTERVEST 1st Private Equity Fund		-	34,900	(2,210)	-	-	32,690
Soo Commerce Platform Growth Fund		-	6,500	(58)	-	-	6,442

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2018 and for the year ended December 31, 2017 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Partner One Value up I Private Equity Fund		-	12,000	(16)	-	-	11,984
Genesis No.1 Private Equity Fund		-	45,875	-	-	-	45,875
GMB ICT New Technology Investment Fund		-	8,000	(27)	-	-	7,973
Others		53,255	23,086	783	470	-	77,594
	~~W~~	631,294	75,347	18,038	6,207	-	730,886

(*) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended June 30, 2018 and for the year ended December 31, 2017 were as follows (continued):

		2017
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	60,213	(255)	3,682	(11,024)	-	52,616
Aju Capital Co., Ltd.		40,836	(42,022)	438	748	-	-
Daewontos Co., Ltd.(*2)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		7,526	3,890	1,564	490	-	13,470
JAEYOUNG SOLUTEC CO., LTD.(*1)		5,736	-	(2,009)	122	-	3,849
Partners 4th Growth Investment Fund		4,555	9,220	(385)	-	-	13,390
JAEYANG INDUSTRY(*2)		-	-	-	-	-	-
Chungyoung INC(*2)		-	-	-	-	-	-
DAEKWANG SEMICONDUCTOR CO., LTD.		4,776	-	(952)	-	-	3,824
Dream High Fund Ⅲ		3,144	-	(109)	(830)	-	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		5,176	(802)	300	8	-	4,682
KCLAVIS Meister Fund No.17		2,989	-	50	-	-	3,039
SG No.9 Corporate Recovery Private Equity Fund		3,982	(192)	173	-	-	3,963
Plutus-SG Private Equity Fund		4,299	(132)	84	-	-	4,251
SG ARGES Private Equity Fund No.1		8,976	(2,754)	200	-	-	6,422
OST Progress- 2 Fund		1,460	3,500	(65)	-	-	4,895
Eum Private Equity Fund No.3		5,933	(1,362)	354	-	-	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		-	7,223	878	-	-	8,101
KTB Confidence Private Placement		-	4,927	377	1,099	-	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	6,504	457	(204)	-	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	8,012	628	(253)	-	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		-	5,867	145	-	-	6,012
Platform Partners Brick Save Private Investment Trust		-	7,877	192	-	-	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		-	5,000	(1)	-	-	4,999
The Asia Pacific Capital Fund II L.P.		11,579	454	(901)	(3,825)	-	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		13,533	6,415	(1,590)	596	-	18,954
Credian Healthcare Private Equity Fund II		4,087	-	7	(281)	-	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		10,761	(222)	(131)	-	-	10,408

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(b) Changes in investments in associates for the three-month period ended June 30, 2018 and for the year ended December 31, 2017 were as follows (continued):

		2017
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	~~W~~	21,237	(841)	641	(577)	-	20,460
Brain Professional Private Trust No.4		5,316	-	529	2	-	5,847
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,764	(1,859)	1,591	(17)	-	25,479
Brain KS Qualified Privately Placed Fund No.6		4,896	-	(78)	(13)	-	4,805
M360 CRE Income Fund		23,167	132,768	9,270	(11,300)	-	153,905
Shinhan Global Healthcare Fund 1		-	3,440	(33)	-	-	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		-	18,268	422	-	-	18,690
IBK AONE convertable 1		-	5,000	122	-	-	5,122
Rico synergy collabo Multi-Mezzanine 3		-	5,001	25	-	-	5,026
KB NA Hickory Private Speical Asset Fund		-	33,362	729	-	-	34,091
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		-	8,600	-	-	-	8,600
Koramco Europe Core Private Real Estate Trust No.2-2		-	21,408	(648)	-	-	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,180	(9,972)	653	-	-	4,861
SHBNPP Private Multi Strategy Professional Feeder No.1		5,014	(5,049)	35	-	-	-
Shinhan-Stonebridge Petro PEF		18,487	-	714	-	-	19,201
BNP Paribas Cardif General Insurance		2,584	2,750	(910)	5	-	4,429
Axis Global Growth New Technology Investment Association		-	5,000	(47)	-	-	4,953
Polaris No.7 Entrepreneur Private Equity Fund		-	4,400	(41)	-	-	4,359
Hermes Private Investment Equity Fund		-	17,500	(3)	-	-	17,497
Others		33,394	21,820	4,036	(45)	(144)	59,061
	~~W~~	353,600	282,744	20,393	(25,299)	(144)	631,294

(*1) The market value of the investment is ~~W~~6,826 million as of December 31, 2017 based on the quoted market price.

(*2) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 were as follows:

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	4,035,952	3,715,612	28,947	4,723	(22,639)	(17,916)
Daewontos Co., Ltd.		400	2,492	-	-	-	-
Songrim Co., Ltd.		727	749	630	(163)	-	(163)
Neoplux Technology Valuation Investment Fund		51,015	258	363	(181)	(1,471)	(1,652)
Partners 4th Growth Investment Fund		60,627	315	272	(412)	-	(412)
JAEYANG INDUSTRY		2,146	4,717	-	-	-	-
Chungyoung INC		1,304	6,605	4,173	(196)	-	(196)
KTB Newlake Global Healthcare PEF		26,043	241	-	(476)	-	(476)
DAEKWANG SEMICONDUCTOR CO., LTD.		25,399	9,854	10,901	(2,718)	-	(2,718)
LB Technology Fund 1		17,011	307	4	(360)	-	(360)
Shinhan-Albatross Tech Investment Fund		11,201	181	39	(326)	-	(326)
KCLAVIS Meister Fund No.17		12,143	156	450	335	-	335
SG No.9 Corporate Recovery Private Equity Fund		7,370	143	-	1,864	-	1,864
Plutus-SG Private Equity Fund		16,010	68	-	250	-	250
SG ARGES Private Equity Fund No.1		18,177	45	-	981	-	981
Eum Private Equity Fund No.3		23,764	34	1,568	1,353	-	1,353
Richmond Private Yong in Retail Facility Real Estate Fund No.1		48,016	28,624	1,123	960	-	960
KTB Confidence Private Placement		38,600	21,091	1,525	1,522	(4,447)	(2,925)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		25,631	1	1,653	714	(171)	543
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,850	2	2,935	1,350	(279)	1,071
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		21,498	11	1,754	1,033	-	1,033
Platform Partners brick save Private Investment trust		8,440	267	277	248	-	248
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,442	73	-	(129)	-	(129)
The Asia Pacific Capital Fund II L.P.		28,776	112	-	(1,643)	-	(1,643)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18. Investments in associates (continued)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 were as follows (continued):

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan Praxis K-Growth Global Private Equity Fund	~~W~~	119,997	369	21,377	19,175	-	19,175
Credian Healthcare Private Equity Fund II		12,966	51	1,822	1,726	-	1,726
Kiwoom Milestone Professional Private Real Estate Trust 19		57,618	36,665	1,730	414	-	414
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		102,893	85	14,235	9,692	-	9,692
Brain Professional Private Trust No.4		22,356	346	2,571	747	-	747
Hanhwa US Equity Strategy Private Real Estate Fund No.1		55,590	2,000	2,590	(1,000)	-	(1,000)
Brain KS Qualified Privately Placed Fund No.6		10,131	30	766	490	-	490
M360 CRE Income Fund		332,132	1,557	13,133	12,656	-	12,656
Shinhan Global Healthcare Fund 1		76,749	1,403	4	(1,820)	-	(1,820)
JB Power TL Investment Type Private Placement Special Asset Fund 7		53,532	2,740	8,152	1,319	-	1,319
IBK AONE Convertable 1		12,548	-	1,726	1,707	-	1,707
Rico Synergy Collabo Multi-Mezzanine 3		10,952	9	940	892	-	892
KB NA Hickory Private Special Asset Fund		91,072	66	5,992	2,310	-	2,310
GB Professional Private Investment Trust 6		9,101	8	1	(6)	-	(6)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		47,408	2,167	4,477	2,430	-	2,430
SHBNPP Private Korea Equity Long-Short Professional Feeder		66,345	10,501	12,310	834	-	834
Shinhan-Stonebridge Petro PEF		1,200,645	4,378	144,260	142,606	-	142,606
BNP Paribas Cardif General Insurance		54,286	14,716	5,312	(4,781)	56	(4,725)
Axis Global Growth New Technology Investment Association		15,459	28	1	(123)	-	(123)
Polaris No7 Start up and Venture Private Equity Fund		15,250	-	-	(8)	-	(8)
Hermes Private Investment Equity Fund		47,591	64	5,784	5,277	-	5,277
Shinhan AIM FoF Fund 1a		13,173	628	635	(37)	-	(37)
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,656	652	5	4	-	4
Heungkuk High Class Professional Trust Private Fund 37		20,133	1,646	133	130	-	130
IGIS Global Credit Fund 150-1		21,816	790	1,401	477	-	477
IRIS CCRS/IRL 1st Trust		13,566	-	4	4	-	4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18. Investments in associates (continued)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 were as follows (continued):

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
GX SHINHAN INTERVEST 1st Private Equity Fund	~~W~~	129,359	6	1	(8,747)	-	(8,747)
Soo Commerce Platform Growth Fund		26,306	135	-	(229)	-	(229)
Partner One Value up I Private Equity Fund		43,114	172	114	(58)	-	(58)
Genesis No.1 Private Equity Fund		201,204	-	-	-	-	-
GMB ICT New Technology Investment Fund		29,879	72	1	(94)	-	(94)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 were as follows (continued):

		2017
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	4,133,674	3,781,688	78,010	24,230	(73,495)	(49,265)
Daewontos Co., Ltd.		400	2,492	-	-	-	-
Neoplux Technology Valuation Investment Fund		40,692	283	5,895	4,691	1,471	6,162
JAEYOUNG SOLUTEC CO., LTD.		157,009	137,916	142,228	(22,756)	2,764	(19,992)
Partners 4th Growth Investment Fund		53,944	383	137	(1,540)	-	(1,540)
JAEYANG INDUSTRY		2,146	4,717	-	-	-	-
Chungyoung INC		3,292	8,392	5,568	(693)	-	(693)
DAEKWANG SEMICONDUCTOR CO., LTD.		29,069	10,806	13,929	(4,549)	-	(4,549)
Dream High Fund Ⅲ		4,076	34	27	(200)	(1,522)	(1,722)
Asia Pacific No.39 Ship Investment Co., Ltd.		9,389	27	666	616	32	648
KCLAVIS Meister Fund No.17		11,694	42	425	194	-	194
SG No.9 Corporate Recovery Private Equity Fund		15,035	76	(157)	652	-	652
Plutus-SG Private Equity Fund		16,009	69	317	316	-	316
SG ARGES Private Equity Fund No.1		26,758	69	(351)	832	-	832
OST Progress- 2 Fund		17,829	107	(234)	(234)	-	(234)
Eum Private Equity Fund No.3		23,725	5	1,614	1,649	-	1,649
Richmond Private Yong in Retail Facility Real Estate Fund No.1		48,006	28,624	2,265	2,100	-	2,100
KTB Confidence Private Placement		42,230	21,090	1,604	1,242	3,629	4,871
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,286	1	1,914	1,913	(856)	1,057
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,599	1	3,117	3,116	(1,257)	1,859
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,316	14	648	634	-	634
Platform Partners Brick Save Private Investment Trust		8,441	271	207	194	-	194
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,500	3	-	(3)	-	(3)
The Asia Pacific Capital Fund II L.P.		29,103	88	-	(3,582)	(10,269)	(13,851)
Shinhan Praxis K-Growth Global Private Equity Fund		100,805	353	7,273	(8,428)	3,156	(5,272)
Credian Healthcare Private Equity Fund II		11,236	47	211	19	(823)	(804)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 were as follows (continued):

		2017
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehn-sive income (loss)
Kiwoom Milestone Professional Private Real Estate Trust 19	~~W~~	57,405	36,589	2,742	(262)	-	(262)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		97,203	1,066	5,851	3,012	(2,713)	299
Brain Professional Private Trust No.4		21,369	105	2,942	1,925	-	1,925
Hanhwa US Equity Strategy Private Real Estate Fund No.1		56,898	78	11,562	3,549	(37)	3,512
Brain KS Qualified Privately Placed Fund No.6		9,639	28	3	(110)	(72)	(182)
M360 CRE Income Fund		265,945	-	7	14,179	-	14,179
Shinhan Global Healthcare Fund 1		77,166	-	3	(757)	-	(757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,125	53	7,115	1,267	-	1,267
IBK AONE Convertable 1		10,840	-	279	258	-	258
Rico Synergy Collabo Multi-Mezzanine 3		10,054	3	371	50	-	50
KB NA Hickory Private Special Asset Fund		90,978	67	11,092	1,945	-	1,945
GB PROFESSIONAL PRIVATE INVESTMENT TRUST 6		9,101	1	1	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,886	2,074	2,503	(1,337)	-	(1,337)
SHBNPP Private Korea Equity Long-Short Professional Feeder		54,029	4,733	28,956	9,356	-	9,356
Shinhan-Stonebridge Petro PEF		1,056,401	2,740	39,170	39,170	-	39,170
BNP Paribas Cardif General Insurance		59,699	15,405	10,093	(9,294)	94	(9,200)
Axis Global Growth New Technology Investment Association		15,553	-	(147)	(147)	-	(147)
Polaris No7 Start up and Venture Private Equity Fund		15,280	22	(142)	(142)	-	(142)
Hermes Private Investment Equity Fund		60,000	10	(10)	(10)	-	(10)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2018 and December 31, 2017 are as follows:

	2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	320,340	14.99	48,020	(131)	-	47,889
Daewontos Co., Ltd.(*1)		(2,092)	36.33	(760)	-	760	-
Songrim Co., Ltd.(*1)		(22)	35.34	(8)	-	8	-
Neoplux Technology Valuation Investment Fund		50,757	33.33	16,920	-	-	16,920
Partners 4th Growth Investment Fund		60,312	25.00	15,079	-	-	15,079
JAEYANG INDUSTRY(*2)		(2,571)	25.90	(666)	-	666	-
Chungyoung INC(*2)		(5,301)	18.94	(1,004)	-	1,004	-
KTB Newlake Global Healthcare PEF(*3)		25,802	30.00	7,740	-	170	7,910
DAEKWANG SEMICONDUCTOR CO., LTD.		15,545	20.94	3,255	-	-	3,255
LB Technology Fund 1		16,704	18.52	3,093	-	-	3,093
Shinhan-Albatross tech investment Fund		11,020	50.00	5,525	-	-	5,525
KCLAVIS Meister Fund No.17		11,987	26.09	3,126	-	-	3,126
SG No.9 Corporate Recovery Private Equity Fund		7,227	26.49	1,915	-	-	1,915
Plutus-SG Private Equity Fund		15,942	26.67	4,252	-	-	4,252
SG ARGES Private Equity Fund No.1		18,132	24.06	4,363	-	-	4,363
Eum Private Equity Fund No.3		23,730	20.76	4,927	-	-	4,927
Richmond Private Yong in Retail Facility Real Estate Fund No.1		19,392	41.80	8,105	-	-	8,105
KTB Confidence Private Placement		17,509	30.29	5,303	-	-	5,303
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		25,630	23.86	6,120	-	-	6,120
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,848	20.16	8,437	-	-	8,437
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		21,487	20.00	4,297	-	-	4,297
Platform Partners brick save Private Investment trust		8,173	98.77	8,072	-	-	8,072
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,369	47.62	4,938	-	-	4,938
The Asia Pacific Capital Fund II L.P.		28,664	25.18	7,218	-	-	7,218
Shinhan Praxis K-Growth Global Private Equity Fund		119,628	18.87	22,572	-	-	22,572
Credian Healthcare Private Equity Fund II		12,915	34.07	4,401	-	-	4,401
Kiwoom Milestone Professional Private Real Estate Trust 19		20,953	50.00	10,477	-	-	10,477
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		102,808	21.28	21,880	-	-	21,880

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2018 and December 31, 2017 are as follows (continued):

	2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Brain Professional Private Trust No.4	~~W~~	22,010	27.50	6,052	-	-	6,052
Hanhwa US Equity Strategy Private Real Estate Fund No.1		53,590	44.84	24,031	-	-	24,031
Brain KS Qualified Privately Placed Fund No.6		10,101	50.00	5,050	-	-	5,050
M360 CRE Income Fund		330,575	28.59	94,510	-	-	94,510
Shinhan Global Healthcare Fund 1		75,346	4.41	3,327	-	-	3,327
JB Power TL Investment Type Private Placement Special Asset Fund 7		50,792	33.33	16,930	-	-	16,930
IBK AONE convertable 1		12,548	47.25	5,929	-	-	5,929
Rico synergy collabo Multi-Mezzanine 3		10,943	50.00	5,472	-	-	5,472
KB NA Hickory Private Speical Asset Fund		91,006	37.50	34,126	-	-	34,126
GB Professional Private Investment Trust 6		9,093	94.51	8,594	-	-	8,594
Koramco Europe Core Private Placement Real Estate Fund No.2-2		45,241	44.02	19,916	-	-	19,916
SHBNPP Private Korea Equity Long-Short Professional Feeder		55,844	7.74	4,324	-	-	4,324
Shinhan-Stonebridge Petro PEF		1,196,267	1.82	21,800	-	-	21,800
BNP Paribas Cardif General Insurance		39,570	10.00	3,957	-	-	3,957
Axis Global Growth New Technology Investment Association		15,431	31.85	4,914	-	-	4,914
Polaris No7 Start up and Venture Private Equity Fund		15,250	28.57	4,357	-	-	4,357
Hermes Private Investment Equity Fund		47,527	29.17	13,862	-	-	13,862
Shinhan AIM FoF Fund 1a		12,545	25.00	3,137	-	-	3,137
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,004	34.48	10,001	-	-	10,001
Heungkuk High Class Professional Trust Private Fund 37		18,487	50.00	9,243	-	-	9,243
IGIS Global Credit Fund 150-1		21,026	25.00	5,256	-	-	5,256
IRIS CCRS/IRL 1st Trust		13,566	99.26	13,466	-	-	13,466
GX SHINHAN INTERVEST 1st Private Equity Fund		129,353	25.27	32,690	-	-	32,690
Soo Commerce Platform Growth Fund		26,171	24.62	6,442	-	-	6,442
Partner One Value up I Private Equity Fund		42,942	27.91	11,984	-	-	11,984
Genesis No.1 Private Equity Fund		201,204	22.80	45,875	-	-	45,875
GMB ICT New Technology Investment Fund		29,807	26.75	7,973	-	-	7,973
Others		280,263	-	77,184	-	410	77,594
	~~W~~	3,882,390		727,999	(131)	3,018	730,886

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2018 and December 31, 2017 are as follows (continued):

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2018 and December 31, 2017 are as follows (continued):

	2017
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,986	14.99	52,763	(147)	-	52,616
Daewontos Co., Ltd(*1)		(2,092)	36.33	(760)	-	760	-
Neoplux Technology Valuation Investment Fund		40,409	33.33	13,470	-	-	13,470
JAEYOUNG SOLUTEC CO., LTD(*2)		17,484	9.61	1,680	-	2,169	3,849
Partners 4th Growth Investment Fund		53,561	25.00	13,390	-	-	13,390
JAEYANG INDUSTRY(*3)		(2,571)	25.90	(666)	-	666	-
Chungyoung INC(*3)		(5,100)	18.94	(966)	-	966	-
DAEKWANG SEMICONDUCTOR CO., LTD.		18,263	20.94	3,824	-	-	3,824
Dream High Fund Ⅲ		4,042	54.55	2,205	-	-	2,205
Asia Pacific No.39 Ship Investment Co., Ltd.		9,362	50.00	4,682	-	-	4,682
KCLAVIS Meister Fund No.17		11,652	26.09	3,039	-	-	3,039
SG No.9 Corporate Recovery Private Equity Fund		14,959	26.49	3,963	-	-	3,963
Plutus-SG Private Equity Fund		15,940	26.67	4,251	-	-	4,251
SG ARGES Private Equity Fund No.1		26,689	24.06	6,422	-	-	6,422
OST Progress- 2 Fund		17,722	27.62	4,895	-	-	4,895
Eum Private Equity Fund No.3		23,720	20.76	4,925	-	-	4,925
Richmond Private Yong in Retail Facility Real Estate Fund No.1		19,382	41.80	8,101	-	-	8,101
KTB Confidence Private Placement		21,140	30.29	6,403	-	-	6,403
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		28,285	23.89	6,757	-	-	6,757
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,598	20.16	8,387	-	-	8,387
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		26,302	22.86	6,012	-	-	6,012
Platform Partners brick save Private Investment trust		8,170	98.77	8,069	-	-	8,069
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,497	47.62	4,999	-	-	4,999
The Asia Pacific Capital Fund II L.P.		29,015	25.18	7,307	-	-	7,307
Shinhan Praxis K-Growth Global Private Equity Fund		100,452	18.87	18,954	-	-	18,954
Credian Healthcare Private Equity Fund II		11,189	34.07	3,813	-	-	3,813
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,408	-	-	10,408
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,137	21.28	20,460	-	-	20,460
Brain Professional Private Trust No.4		21,264	27.49	5,847	-	-	5,847

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2018 and December 31, 2017 are as follows (continued):

	2017
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Hanhwa US Equity Strategy Private Real Estate Fund No.1	~~W~~	56,820	44.84	25,479	-	-	25,479
Brain KS Qualified Privately Placed Fund No.6		9,611	50.00	4,805	-	-	4,805
M360 CRE Income Fund		265,945	57.87	153,905	-	-	153,905
Shinhan Global Healthcare Fund 1		77,166	4.41	3,407	-	-	3,407
JB Power TL Investment Type Private Placement Special Asset Fund 7		56,072	33.33	18,690	-	-	18,690
IBK AONE convertable 1		10,840	47.25	5,122	-	-	5,122
Rico synergy collabo Multi-Mezzanine 3		10,051	50.00	5,026	-	-	5,026
KB NA Hickory Private Speical Asset Fund		90,911	37.50	34,091	-	-	34,091
GB Professional Private Investment Trust 6		9,100	94.51	8,600	-	-	8,600
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,812	48.49	20,760	-	-	20,760
SHBNPP Private Korea Equity Long-Short Professional Feeder		49,296	9.85	4,861	-	-	4,861
Shinhan-Stonebridge Petro PEF		1,053,661	1.82	19,201	-	-	19,201
BNP Paribas Cardif General Insurance		44,294	10.00	4,429	-	-	4,429
Axis Global Growth New Technology Investment Association		15,553	31.85	4,953	-	-	4,953
Polaris No7 Start up and Venture Private Equity Fund		15,258	28.57	4,359	-	-	4,359
Hermes Private Investment Equity Fund		59,990	29.17	17,497	-	-	17,497
Others		218,647	-	58,362	-	699	59,061
	~~W~~	3,116,300		626,181	(147)	5,260	631,294

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

18.  Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the six-month period ended June 30, 2018 and as of and for the year ended December 31, 2017 are as follows:

		2018
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Chungyoung INC		(37)	(167)
Songrim Co., Ltd.		(8)	(8)
	~~W~~	(45)	(953)

		2017
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	~~W~~	-	(760)
JAEYANG INDUSTRY		-	(18)
Chungyoung INC		(130)	(130)
	~~W~~	(130)	(908)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

19. Financial liabilities at fair value through profit or loss

Trading liabilities as of June 30, 2018 are as follows:

		2018
Securities sold:
Stocks	~~W~~	705,892
Government bonds		564,252
Others		68,324
		1,338,468
Gold deposits		417,773
	~~W~~	1,756,241

20. Trading liabilities

Trading liabilities as of December 31, 2017 are as follows:

		2017
Securities sold:
Stocks	~~W~~	495,019
Government bonds		871,884
Others		47,001
		1,413,904
Gold deposits		434,586
	~~W~~	1,848,490

21. Financial liabilities designated at fair value through profit or loss (K-IFRS 1109)

Financial liabilities designated at fair value through profit or loss as of June 30, 2018 are as follows:

		2018	Reason for designation
Equity-linked securities sold	~~W~~	6,028,329	Combined instrument
Securities sold with embedded derivatives		2,140,877	Combined instrument
	~~W~~	8,169,206

Maximum exposure of credit risk of financial liabilities designated at fair value through profit or loss amounted to ~~W~~8,169,206 million as of June 30, 2018. Changes in values of financial liabilities designated at fair value through profit or loss from such risk are ~~W~~71 million for the three-month period ended June 30, 2018 and accumulated changes are ~~W~~2,213 million as of June 30, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

22. Financial liabilities designated at fair value through profit or loss (K-IFRS 1039)

Financial liabilities designated at fair value through profit or loss as of December 31, 2017 are as follows:

		2017	Reason for designation
Equity-linked securities sold	~~W~~	5,865,990	Combined instrument
Securities sold with embedded derivatives		2,394,646	Combined instrument
Securities sold		36,973	Evaluation and management on a fair value basis
	~~W~~	8,297,609

23. Debt securities issued

Debt securities issued as of June 30, 2018 and December 31, 2017 are as follows:

	2018
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	44,759,058
Subordinated debt securities issued	2.20~4.60		4,150,160
Gain and loss on fair value hedges			(264,827)
Bond issuance cost			(76,942)
			48,567,449
Debt securities issued in foreign currencies:
Debt securities issued	0.00~4.20		5,760,047
Subordinated debt securities issued	3.75~4.50		1,962,975
Gain and loss on fair value hedges			(105,632)
Bond issuance cost			(32,607)
			7,584,783

		~~W~~	56,152,232

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

23. Debt securities issued (continued)

	2017
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	41,781,486
Subordinated debt securities issued	2.20~4.60		3,500,401
Loss on fair value hedges			(274,047)
Bond issuance cost			(45,969)
			44,961,871
Debt securities issued in foreign currencies:
Debt securities issued	0.00~4.20		4,989,904
Subordinated debt securities issued	3.75~4.50		1,446,390
Loss on fair value hedges			(25,794)
Bond issuance cost			(31,550)
			6,378,950

		~~W~~	51,340,821

24. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of June 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Present value of defined benefit obligations	~~W~~	1,679,794	1,695,191
Fair value of plan assets		(1,568,076)	(1,688,047)
Recognized liabilities for defined benefit obligations	~~W~~	111,718	7,144

(b) Expenses recognized in profit or loss for the three-month and the six-month periods ended June 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Six-month period	Three-month period	Six-month period
Current service costs	~~W~~	38,899	78,281	42,752	86,024
Net interest expense		(3,626)	(3,004)	713	1,524
	~~W~~	35,273	75,277	43,465	87,548

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

25. Provisions

(a) Provisions as of June 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Asset retirement obligations	~~W~~	43,372	45,495
Expected loss related to litigation		31,378	32,650
Unused credit commitments		221,094	168,006
Bonus card point reward program		25,208	26,434
Financial guarantee contracts issued		100,109	80,861
Others		63,704	75,512
	~~W~~	484,865	428,958

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the six-month period ended June 30, 2018 are as follows:.

		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	124,492	96,010	2,137	31,456	3,368	2,464	259,927
Transfer to 12 month expected credit loss		35,251	(34,812)	(439)	715	(715)	-	-
Transfer to life time expected credit loss		(8,491)	8,550	(59)	(2,616)	2,616	-	-
Transfer to impaired financial asset		(135)	(717)	852	-	-	-	-
Provided (reversed)		(31,005)	28,147	(5)	(1,995)	(801)	(319)	(5,978)
Used		-	-	-	-	-	-	-
FX change		1,116	202	-	1,090	576	473	3,457
Others (*1)		-	-	-	13,156	515	(486)	13,185
Ending balance	~~W~~	121,228	97,380	2,486	41,806	5,559	2,132	270,591

(*1) New financial guarantee contracts issued measured at fair value and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

26. Liabilities under insurance contracts

(a) Insurance liabilities as of June 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Policy reserve	~~W~~	25,410,230	24,515,364
Policyholder’s equity adjustment		(530)	(76)
	~~W~~	25,409,700	24,515,288

(b) Income or expenses on insurance contracts for the three-month and the six-month periods ended June 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Six-month period	Three-month period	Six-month period
Insurance income
Premium income	~~W~~	1,084,927	2,205,434	1,135,631	2,291,659
Reinsurance income		2,735	4,948	1,079	2,177
Reversal of policy reserves		-	-	1,677	2,698
Separate account income		11,731	20,107	6,851	20,828
		1,099,393	2,230,489	1,145,238	2,317,362
Insurance expenses
Claims paid		(597,112)	(1,255,206)	(536,170)	(1,081,663)
Reinsurance premium expenses		(4,241)	(8,930)	(3,417)	(6,262)
Provision for policy reserves(*1)		(456,600)	(894,867)	(545,794)	(1,097,322)
Separate account expenses		(11,731)	(20,107)	(6,849)	(20,827)
Discount charge		(169)	(336)	(162)	(315)
Acquisition costs		(118,920)	(243,003)	(139,393)	(283,046)
Collection expenses		(3,166)	(8,109)	(3,934)	(7,816)
Deferred acquisition costs		71,723	152,076	83,604	173,919
Amortization of deferred acquisition costs		(95,278)	(197,839)	(107,220)	(216,412)
		(1,215,494)	(2,476,321)	(1,259,335)	(2,539,744)

Net loss on insurance	~~W~~	(116,101)	(245,832)	(114,097)	(222,382)

(*1) Shinhan Life Insurance Co., Ltd.’s saving insurance interest is included. (2018’s six-month period: ~~W~~477,989 million, 2017’s six-month period: ~~W~~451,888 million)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

27. Equity

(a) Equity as of June 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055
		2,645,053	2,645,053

Hybrid bond		573,554	423,921

Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566
		9,887,335	9,887,335

Capital adjustments		(396,886)	(398,035)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(119,655)	-
Valuation gain on available-for-sale financial assets		-	72,126
Loss on financial assets at fair value through profit or loss (overlay approach)		(59,088)	-
Equity in other comprehensive income of associates		1,023	(294)
Foreign currency translation adjustments for foreign operations		(283,138)	(345,199)
Net loss from cash flow hedges		(11,999)	2,440
Other comprehensive loss of separate account		(5,480)	(4,812)
Actuarial losses		(275,214)	(253,995)
Changes in own credit risk on financial liabilities designated under fair value option		(1,604)	-
		(755,155)	(529,734)

Retained earnings		21,633,308	20,791,681

Non-controlling interest		711,684	883,397
	~~W~~	34,298,893	33,703,618

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

27. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of June 30, 2018 and December 31, 2017 are as follows:

Issue date	Maturity date	Interest rate (%)		2018	2017
June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	-	3.77		134,683	134,683
September 15, 2017	-	4.25		89,783	89,783
April 13, 2018	-	4.08		134,678	-
April 13, 2018	-	4.56		14,955	-
			~~W~~	573,554	423,921

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition.  In addition, if no dividend is to be paid for common shares, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

27. Equity (continued)

(c) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

		2018
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	(211,003)	(24,724)	(2,516)	(342,318)	2,441	(4,564)	(253,995)	(46)	31,533	(1,553)	(806,745)
Change due to fair value		66,444	(47,398)	(793)	-	-	(1,390)	-	25	14,859	(71)	31,676
Reclassification:
Change due to impairment or disposal		(5,316)	-	6,975	-	(104,125)	-	-	-	-	-	(102,466)
Effect of hedge accounting		-	-	-	-	(1,358)	-	-	-	-	-	(1,358)
Hedging		3,230	-	-	(48,182)	85,565	-	-	-	-	-	40,163
Effects from exchange rate fluctuations		-	-	-	95,374	-	-	-	-	321	-	95,695
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(29,498)	-	-	-	(29,498)
Deferred income taxes		(19,311)	13,034	(2,625)	11,570	5,478	474	7,957	(7)	(1,824)	20	14,766
Transfer to other account		-	-	-	-	-	-	-	10	1,991	-	2,001
Non-controlling interests		(579)	-	-	418	-	-	322	-	-	-	161
Ending balance	~~W~~	(166,535)	(59,088)	1,041	(283,138)	(11,999)	(5,480)	(275,214)	(18)	46,880	(1,604)	(755,155)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

27. Equity (continued)

(c) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows (continued):

		2017
		Unrealized gain (loss) on available-for-sale financial assets	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)
Change due to fair value		(60,397)	(24,886)	-	-	(12,529)	-	(97,812)
Reclassification:
Change due to impairment or disposal		(346,126)	-	-	-	-	-	(346,126)
Effect of hedge accounting		-	-	-	250,875	-	-	250,875
Hedging		1,241	-	97,353	(229,747)	-	-	(131,153)
Effects from exchange rate fluctuations		(28,553)	-	(276,285)	-	-	-	(304,838)
Remeasurements of the defined benefit plans		-	-	-	-	-	121,735	121,735
Transfer to other account		-	(414)	-	-	-	-	(414)
Deferred income taxes		110,708	3,748	(15,240)	(5,224)	3,251	(18,210)	79,033
Non-controlling interests		1,071	-	698	-	-	(220)	1,549
Ending balance	~~W~~	72,126	(294)	(345,199)	2,440	(4,812)	(253,995)	(529,734)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won, except per share data)

27. Equity (continued)

(d) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests for the six-month period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

		2018	2017
Beginning balance	~~W~~	2,885,018	2,252,771
K-IFRS 1109 adoption		(388,551)	-
Planned regulatory reversal of loan losses		148,315	632,247
Ending balance	~~W~~	2,644,782	2,885,018

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Six-month period	Three-month period	Six-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	938,017	1,795,566	892,032	1,889,130
Provision for regulatory reserve for loan losses(*1)		(142,010)	(148,148)	(101,480)	(486,727)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	796,007	1,647,418	790,552	1,402,403
Basic and diluted earnings per share adjusted for regulatory reserve in won(*2)	~~W~~	1,667	3,453	1,658	2,935

(*1) The provision for regulatory reserve for loan losses due to the adoption of K-IFRS 1109 were excluded.

(*2) Dividends for hybrid bonds are deducted.

(e) Dividends declared and paid by the Group for the six-month period ended June 30, 2018 were as follows:

2018
Common stock (~~W~~1,450 per share)	~~W~~	687,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

28. Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

		2018
		Three-month period	Six-month period
Interest income:
Cash and due from banks at amortized cost	~~W~~	37,065	69,799
Due from banks at fair value through profit or loss		8,356	16,878
Securities at fair value through profit or loss		159,698	306,357
Securities at fair value through other comprehensive income		185,763	363,454
Securities at amortized cost		178,463	349,958
Loans at amortized cost		2,740,245	5,335,934
Loans at fair value through profit or loss		4,399	11,239
Others		20,488	41,569
		3,334,477	6,495,188
Interest expense:
Deposits		(747,694)	(1,443,306)
Borrowings		(116,343)	(218,584)
Debt securities issued		(321,769)	(612,041)
Others		(26,753)	(41,042)
		(1,212,559)	(2,314,973)

Net interest income	~~W~~	2,121,918	4,180,215

		2017
		Three-month period	Six-month period
Interest income:
Cash and due from banks	~~W~~	42,249	84,039
Trading assets		123,267	250,557
Financial assets designated at fair value through profit or loss		16,429	29,489
Available-for-sale financial assets		159,215	317,990
Held-to-maturity financial assets		158,350	309,487
Loans		2,358,592	4,663,203
Others		21,126	43,602
		2,879,228	5,698,367
Interest expense:
Deposits		(602,592)	(1,208,130)
Borrowings		(86,244)	(162,293)
Debt securities issued		(266,342)	(521,418)
Others		(9,355)	(22,620)
		(964,533)	(1,914,461)

Net interest income	~~W~~	1,914,695	3,783,906

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

29. Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Six-month period	Three-month period	Six-month period
Fees and commission income:
Credit placement fees	~~W~~	17,974	34,147	13,524	28,350
Commission received as electronic charge receipt		36,530	72,675	35,898	70,756
Brokerage fees		120,183	245,466	93,686	178,694
Commission received as agency		27,592	50,453	48,449	84,028
Investment banking fees		19,306	34,174	11,468	21,670
Commission received in foreign exchange activities		53,517	102,819	49,708	97,154
Asset managemsent fees		68,057	128,920	45,659	83,652
Credit card fees		618,626	1,199,863	596,922	1,176,933
Others		155,935	320,236	124,789	243,941
		1,117,720	2,188,753	1,020,103	1,985,178
Fees and commission expense:
Credit-related fee		(8,113)	(17,068)	(8,268)	(13,685)
Credit card fees		(515,694)	(1,020,461)	(499,488)	(995,632)
Others		(81,641)	(155,331)	(75,260)	(151,184)
		(605,448)	(1,192,860)	(583,016)	(1,160,501)

Net fees and commission income	~~W~~	512,272	995,893	437,087	824,677

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

30. Allowance provided (reversed) for credit loss on financial assets

Allowance provided (reversed) for credit loss on financial assets for the three-month and six-month periods ended June 30, 2018 are as follows:

		2018
		Three-month period	Six-month period
Loans at amortized cost	~~W~~	(170,606)	(354,349)
Other financial assets at amortized cost		(8,919)	(11,586)
		(179,525)	(365,935)

Securities at fair value through other comprehensive income		1,406	2,734
Securities at amortized cost		2,052	3,262
Others (unused credit line and financial guarantee, etc)		1,633	5,978
		5,091	11,974
	~~W~~	(174,434)	(353,961)

31.  Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and six-month periods ended June 30, 2017 are as follows:

		2017
		Three-month period	Six-month period
Impairment losses on:
Loans	~~W~~	(138,937)	(225,418)
Available-for-sale financial assets		(13,636)	(21,528)
Other financial assets		(8,753)	(4,381)
		(161,326)	(251,327)
Reversal of impairment losses on:
Available-for-sale financial assets		1,689	2,544
	~~W~~	(159,637)	(248,783)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

32. General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Six-month period	Three-month period	Six-month period
Employee benefits:
Salaries	~~W~~	647,905	1,300,732	626,937	1,261,905
Severance benefits:
Defined contribution		5,741	11,558	4,753	10,308
Defined benefit		36,213	73,604	42,387	85,403
Termination benefits		-	1,270	-	1,853
		689,859	1,387,164	674,077	1,359,469

Rent		87,862	174,061	83,148	164,779
Entertainment		6,222	12,865	5,766	12,521
Depreciation		43,174	86,023	42,540	89,144
Amortization		18,181	35,701	16,602	33,470
Taxes and dues		53,669	94,850	46,952	88,084
Advertising		69,580	121,962	55,546	105,590
Research		3,384	6,780	3,358	7,005
Others		154,466	294,012	150,375	283,105
	~~W~~	1,126,397	2,213,418	1,078,364	2,143,167

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won, except per share data)

33.  Share-based payments

(a) Stock options granted as of June 30, 2018 are as follows:

	4th grant(*1)	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	2,695,200	3,296,200	1,301,050	808,700

Options expiry dates	August 30, 2018	August 21, 2019	August 19, 2020	May 17, 2021/ September 17,2021

Changes in number of shares granted:
Balance at January 1, 2018	2,500	2,500	58,764	45,628
Exercised	-	-	-	-
Balance at June 30, 2018	2,500	2,500	58,764	45,628

Fair value per share in won	~~W~~15,294	~~W~~5,639	~~W~~1,171	~~W~~2,507 (Expiration of contractual exercise period : May 17, 2021) ~~W~~2,954 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The weighted average exercise price for 109,392 stock options outstanding at June 30, 2018 is ~~W~~51,297.

(*2) As of June 30, 2018, the exercise of 9,466 options of the 7th grant is temporarily suspended.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won, except per share data)

33.  Share-based payments (continued)

(b) Performance shares granted as of June 30, 2018 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period(*)	4 or 5 years

Estimated number of shares vested at June 30, 2018	14,866	1,430,664

Fair value per share in won	~~W~~45,926, ~~W~~47,376, ~~W~~40,889, ~~W~~45,766, ~~W~~49,405 for the expiration of operating period from 2013 to 2017	~~W~~43,300

(*) Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week.  As such, the fair value of the shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of the shares non-expired is estimated using the closing share price at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

33.  Share-based payments (continued)

(c) Share-based compensation costs for the six-month periods ended June 30, 2018 and 2017 were as follows:

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	(15)	(15)
5th		-	(12)	(12)
6th		(16)	(101)	(117)
7th		(39)	(60)	(99)
Performance share		450	3,893	4,343
	~~W~~	395	3,705	4,100

		2017
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	36	375	411
5th		26	413	439
6th		30	185	215
7th		5	46	51
Performance share		1,043	8,318	9,361
	~~W~~	1,140	9,337	10,477

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won, except per share data)

33.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of June 30, 2018 and December 31, 2017 are as follows:

		2018
		Employees of
		The controlling company	The subsidiaries(*)	Total
Stock options granted:
4th	~~W~~	-	39	39
5th		-	14	14
6th		10	59	69
7th		43	61	104
Performance share		6,624	56,022	62,646
	~~W~~	6,677	56,195	62,872

The intrinsic value of share-based payments is ~~W~~62,695 million as of June 30, 2018.  For calculating, the quoted market price ~~W~~43,300 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		2017
		Employees of
		The controlling company	The subsidiaries(*)	Total
Stock options granted:
4th	~~W~~	-	54	54
5th		-	26	26
6th		26	159	185
7th		83	120	203
Performance share		8,286	62,769	71,055
	~~W~~	8,395	63,128	71,523

The intrinsic value of share-based payments is ~~W~~71,151 million as of December 31, 2017. For calculating, the quoted market price ~~W~~49,400 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won, except per share data)

34. Income tax expense

Income tax expense for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Six-month period	Three-month period	Six-month period
Current income tax expense	~~W~~	256,001	346,682	232,692	415,081
Origination and reversal of temporary differences		106,716	323,767	31,694	156,820
Income tax recognized in other comprehensive income		(2,013)	15,263	23,229	14,175
Income tax expenses	~~W~~	360,704	685,712	287,615	586,076

Effective tax rate	%	27.56	27.40	24.18	23.49

35. Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

		2018		2017
		Three-month period	Six-month period	Three-month period	Six-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	938,017	1,795,566	892,032	1,889,130
Less:
Dividends to hybrid bond		(5,714)	(10,120)	(4,461)	(10,621)
Net profit available for common stock	~~W~~	932,303	1,785,446	887,571	1,878,509

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted earnings per share in won	~~W~~	1,966	3,765	1,871	3,961

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

36. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of June 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Guarantees:
Guarantees outstanding	~~W~~	9,420,138	7,611,211
Contingent guarantees		3,906,934	3,259,613
		13,327,072	10,870,824
Commitments to extend credit:
Loan commitments in won		69,331,437	54,827,918
Loan commitments in foreign currency		19,857,604	18,992,984
ABS and ABCP commitments		1,741,267	2,035,543
Others		69,708,006	66,767,465
		160,638,314	142,623,910
Endorsed bills:
Secured endorsed bills		73,291	85,456
Unsecured endorsed bills		9,716,151	7,810,788
		9,789,442	7,896,244
Loans sold with recourse		2,099	2,099
	~~W~~	187,756,927	161,393,077

(b) Legal contingencies

As of June 30, 2018, the Group was involved in 168 pending lawsuits as a defendant (total claim amount: ~~W~~121,961 million) and recorded a provision of ~~W~~31,378 million and a reserve (liabilities under insurance contracts) of ~~W~~1,223 million, respectively, with respect to these lawsuits.  Additional losses might be incurred from these legal actions, but the result of such lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the financial position.

37. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Cash and due from banks	~~W~~	21,206,220	22,682,652
Adjustments:
Due from financial institutions with a maturity over six months from date of acquisition		(2,293,232)	(3,010,471)
Restricted due from banks		(11,334,364)	(13,435,531)
		(13,627,596)	(16,446,002)
	~~W~~	7,578,624	6,236,650

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

38. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Balances with the related parties as of June 30, 2018 and December 31, 2017 are as follows:

Related party	Account		2018	2017
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	9,860	9,868
〃	Credit card loans		99	191
〃	Allowances		(1)	(4)
〃	Deposits		443	446
〃	Provisions		-	2
JAEYOUNG SOLUTEC CO., LTD.	Loans		-	14,847
〃	Allowances		(2)	(123)
〃	Credit card loans		38	33
〃	Deposits		-	2,659
〃	Provisions		-	4
Partners 4th Growth Investment Fund	Deposits		3,294	2,076
BNP Paribas Cardif General Insurance	Credit card loans		42	29
〃	Allowances		(1)	-
〃	Deposits		21	221
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		182	174
Dream High Fund Ⅲ	Deposits		18	3
Midas Dong-A Snowball Venture Fund	Deposits		216	220
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		66	78
Credian Healthcare Private Equity Fund II	Deposits		39	26
Midas Dong-A Snowball Venture Fund 2	Deposits		212	239
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Deposits		208	76
Eum Private Equity Fund No.3	Deposits		54	65
Branbuil CO., LTD.	Credit card loans		5	-
〃	Deposits		67	55
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		72	97
Shinhan Global Healthcare Fund 1	Unearned revenue		729	409
Shinhan Fintech New Technology Fund No.1	Unearned revenue		46	123
KTB Newlake Global Healthcare PEF	Deposits		314	465
〃	Provisions		-	13
Taihan Industrial System Co., Ltd.	Deposits		286	100
Incorporated association Finance Saving Information Center	Credit card loans		1	-
	Deposits		-	4
Lodestone Startup Venture Specialized Private Equity Fund	Deposits		504	-
Lodestone 1st Private Equity Fund	Deposits		721	-
Loggia	Deposits		1	-
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		675	-
Key management personnel and their immediate relatives:	Loans		2,919	3,247
	Assets	~~W~~	13,214	28,359
	Liabilities		7,914	7,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

38. Related parties (continued)

(b) Transactions with the related parties for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows:

Related party	Account		2018		2017
			Three-month period	Six-month period	Three-month period	Six-month period
Investments in associates
Aju Capital Co., Ltd(*)	Interest income	~~W~~	-	-	1,867	3,840
〃	Fees and commission income		-	-	54	110
〃	Interest expense		-	-	(1)	(1)
〃	Other operating expenses		-	-	(29)	(55)
〃	Provision for credit losses		-	-	(24)	137
BNP Paribas Cardif Life Insurance	Fees and commission income		1,077	1,956	350	693
〃	Other operating income		-	2	-	-
〃	Reversal of credit losses		(1)	3	-	-
〃	Provision for credit losses		-	-	(1)	-
〃	General and administrative expenses		(5)	(9)	(2)	(4)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		182	352	172	342
Shinhan K2 Secondary Fund	Fees and commission income		-	-	1	922
BNP Paribas Cardif General Insurance	Fees and commission income		1	3	1	2
〃	Provision for credit losses		1	-	1	-
Midas Dong-A Snowball Venture Fund	Fees and commission income		10	19	9	28
〃	Interest expense		-	(1)	(1)	(2)
SP New Technology Business investment Fund Ⅰ	Fees and commission income		10	20	10	30
IBKS-Shinhan Creative Economy New Technology Fund I	Fees and commission income		3	13	24	24
〃	Interest expense		-	-	(1)	(1)
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Fees and commission income		3	9	16	16
SM New Technology Business Investment Fund I	Fees and commission income		-	-	16	55
The Asia Pacific Capital Fund II L.P.	Fees and commission income		86	86	42	86
JAEYOUNG SOLUTEC CO., LTD.	Interest income		175	347	161	321
〃	Fees and commission income		-	1	1	1
〃	Other revenue		-	3	-	-
〃	Interest expense		(1)	(1)	(1)	(2)
〃	Provision for credit losses		9	(3)	(46)	(45)
〃	Other operating expenses		-	-	(3)	(3)
Partners 4th Growth Investment Fund	Interest expense		(5)	(9)	(2)	(3)
PSA 1st Fintech Private Equity Fund	Interest expense		-	-	(1)	(2)
KDBC Midas Dong-A Snowball Venture Fund II	Interest expense		(1)	(1)	-	-
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		64	726	139	312
SHBNPP Private Multi Strategy Professional Feeder No.1(*)	Fees and commission income		-	-	7	48
Branbuil CO., LTD.	Fees and commission income		1	1	1	1
〃	Provision for credit losses		(1)	(1)	-	-

(*) Excluded from related parties due to the disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

38. Related parties (continued)

(b) Transactions with the related parties for the three-month and six-month periods ended June 30, 2018 and 2017 were as follows (continued) :

Related party	Account	2018		2017
		Three-month period	Six-month period	Three-month period	Six-month period
Shinhan-Albatross Technology Investment	Fees and commission income	54	108	43	43
〃	Interest expense	-	-	(11)	(22)
STI-New Growth Engines Investment Partnership	Fees and commission income	-	12	-	29
KTB New lake medical Global Investment	Interest income	1	1	-	-
	Other operating income	-	1	-	-
Shinhan Global health care Investment No.1 Co,LTD	Fees and commission income	213	415	-	-
Shinhan Fintech New Technology Fund No.1	Fees and commission income	39	77	-	-
Finance Saving Information Center	Reversal of credit losses	(1)	-	-	-
Shinhan capital-Cape FN Fund No.1	Fees and commission income	26	30	-	-
SHC-K2 Global Material Fund	Fees and commission income	-	20	-	-
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income	32	32	-	-
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income	-	9	-	-
GX Shinhan interest 1st Private Equity Fund	Fees and commission income	16	16	-	-

Key management personnel and their immediate relatives
Interest income		18	37	12	28
	~~W~~	2,006	4,274	2,804	6,928

(c) Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2018 and 2017 were as follows:

		2018	2017
Short-term employee benefits	~~W~~	11,074	10,430
Severance benefits		209	198
Share-based payment transactions(*)		2,463	3,381
	~~W~~	13,746	14,009

(*) The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

38. Related parties (continued)

(d) The guarantees provided between the related parties as of June 30, 2018 and December 31, 2017 were as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		2018	2017	Account
Shinhan Bank	New lake Alliance	~~W~~	-	700	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	Neoplux Technology Valuation Investment Fund		2,000	6,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.(*)		-	109	Unused credit
	〃		-	429	Import letter of credit
	LB Technology Fund 1		6,840	-	Securities underwriting commitment
		~~W~~	18,840	17,238

(*) Excluded from related parties due to the disposal.

(e) Details of collaterals provided by the related parties as of June 30, 2018 and December 31, 2017 were as follows:

Provided to	Provided by	Pledged assets		2018	2017
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	11,594	11,666
	JAEYOUNG SOLUTEC CO., LTD.(*)	Properties		-	20,814
	〃	Guarantee insurance policy		-	7,037
			~~W~~	11,594	39,517

(*) Excluded from related parties due to the disposal.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

39. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of June 30, 2018 and December 31, 2017 are as follows:

		2018	2017
Total assets:
Asset-backed securitization	~~W~~	176,289,932	175,953,075
Structured financing		100,764,005	84,719,599
Investment fund		49,485,177	69,736,443
	~~W~~	326,539,114	330,409,117

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

39. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2018 and December 31, 2017 are as follows:

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	-	10,078	-	10,078
Loan at amortized cost		305,977	6,798,876	33,500	7,138,353
Securities at fair value through profit or loss		3,805,030	321,067	4,400,884	8,526,981
Derivatives		11,984	-	-	11,984
Securities at fair value through other comprehensive income		1,942,887	88,121	1	2,031,009
Securities at amortized cost		3,654,382	-	-	3,654,382
Other assets		626	5,449	44,124	50,199
	~~W~~	9,720,886	7,223,591	4,478,509	21,422,986
Liabilities:
Derivative liabilities	~~W~~	2,962	-	-	2,962
Other		1,049	3,660	-	4,709
	~~W~~	4,011	3,660	-	7,671

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

39. Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	329,776	6,189,042	91,078	6,609,896
Trading assets		3,201,400	958	351,290	3,553,648
Derivative assets		14,218	-	-	14,218
Available-for-sale financial assets		2,200,974	400,283	3,525,538	6,126,795
Held-to-maturity financial assets		3,259,451	-	-	3,259,451
Other assets		729	2,576	1,150	4,455
	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
Liabilities:
Derivative liabilities	~~W~~	4,448	-	-	4,448
Other		557	1,050	9	1,616
	~~W~~	5,005	1,050	9	6,064

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of June 30, 2018 and December 31, 2017 are as follows:

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	9,720,886	7,223,591	4,478,509	21,422,986
ABS and ABCP commitments		1,151,257	57,300	557,682	1,766,239
Loan commitments		551,755	719,174	-	1,270,929
Guarantees		20,000	308,570	-	328,570
Others		82,200	84,452	-	166,652
	~~W~~	11,526,098	8,393,087	5,036,191	24,955,376

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	9,006,548	6,592,859	3,969,056	19,568,463
ABS and ABCP commitments		1,391,035	57,300	452,311	1,900,646
Loan commitments		529,566	719,650	31,987	1,281,203
Guarantees		74,300	15,200	-	89,500
Others		4,200	45,634	-	49,834
	~~W~~	11,005,649	7,430,643	4,453,354	22,889,646

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

40. Measurement period adjustments for business combination

(a) Overview

The Group has acquired ANZ Retail Business in Vietnam on December 17, 2017, which was a local entity operating banking business in Vietnam, to strengthen business competitiveness and synergies through the acquisition of related businesses. The Group could not complete the initial accounting for the business acquisition until the end of the reporting period in which the acquisition incurred, since the valuation data of the acquired business has not been obtained, and the goodwill value was recognized at a provisional amount. The Group has finished the business acquisition accounting during 2018, reflecting the valuation results on the acquired net assets, and retrospectively adjusted the provisional value of net assets recognized at the acquisition date.

(b) Retroactive adjustment of fair value of assets and liabilities

The retroactive adjustment of fair value of assets acquired and liabilities assumed by acquisition of ANZ as of acquisition date is as follows:

		Amount	Adjustments	Adjusted Amount
Assets:
Cash and due from banks	~~W~~	8,151	-	8,151
Loans(*1)		301,766	(1,352)	300,414
Property and equipment		538	-	538
Intangible assets(*2)		-	15,256	15,256
Other assets		9,269	-	9,269
		319,724	13,904	333,628
Liabilities:
Deposits		(436,285)	-	(436,285)
Other liabilities		(1,022)	-	(1,022)
		(437,307)	-	(437,307)
The fair value of the identifiable assets acquired and liabilities assumed	~~W~~	(117,583)	13,904	(103,679)

(*1) Adjustments are mainly due to the loan loss estimation.

(*2) The intangible assets mainly comprise the present value of the saved borrowing costs due to the deposits amounting to ~~W~~4,454 million and the future economic benefits generated due to the relationship with the customers amounting to ~~W~~10,802 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

40. Measurement period adjustments for business combination (continued)

(c) Adjustments of goodwill

The retrospective adjustments of goodwill due to the measurement period adjustment for business combination are as follows:

		Amount	Adjustments	Adjusted Amount
Consideration received (cash)	~~W~~	75,480	-	75,480
Fair value of identifiable net assets		(117,583)	13,904	(103,679)
Goodwill	~~W~~	42,103	(13,904)	28,199

(d) Adjustments of the prior year end balances.

		Amount	Adjustments	Adjusted Amount
Intangible assets	~~W~~	4,271,969	1,352	4,273,321
Deferred tax liabilities		9,712	270	9,982
Retained earnings	~~W~~	20,790,599	1,082	20,791,681

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies

As described in Note 3, the Group has changed its accounting policies as applying K-IFRS No. 1109, Financial Instruments, and K-IFRS No. 1115, Revenue from Contracts with Customers. With respect to classification, measurement and impairment of financial instruments, the financial statements as of and for the year ended December 31, 2017 have not been restated in accordance with the clause waiving the requirement to restate comparative financial statements.

K-IFRS No. 1109 replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement, relating to recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. Additionally, K-IFRS No. 1109 have made amendments to other standards relating to financial instruments such as K-IFRS No. 1107, Financial Instruments: Disclosures.

(i) Changes in equity due to application of K-IFRS No.1109 and 1115

Changes in equity as of January 1, 2018 due to the initial application date of K-IFRS No. 1109 and 1115 are as follows:

		Amounts
Retained earnings at January 1, 2018 before changes	~~W~~	20,791,681
Adjustments of retained earnings due to the application of K-IFRS No. 1109 :
Reclassification from financial assets at amortized cost to financial assets measured at fair value through profit or loss		(74,061)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		178,518
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income(*1)		204,457
Increase in loss allowance for financial assets measured at amortized cost		(573,088)
Increase in loss allowance for loan commitments and financial guarantee contracts		(55,274)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		(18,976)
Effect of overlay approach application		34,102
Others(*2)		(40,063)
		(344,385)
Adjustments of retained earnings due to the application of K-IFRS No. 1115(*3)		(2,896)
Tax effects(*4)		95,426
Retained earnings at January 1, 2018 after changes	~~W~~	20,539,826

(*1)	With the application of K-IFRS No. 1109, the effect of retained earnings of the recognized impairment from equity securities has reclassified to other comprehensive income.
(*2)	Include translation of foreign currencies, etc.
(*3)	The Group has divided the trust fees into trust sales fees and trust managing fees and recognition of trust managing fees are deferred.
(*4)	Tax effects due to the application of K-IFRS No. 1109 are separately shown.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies (continued)

(i) Changes in equity due to application of K-IFRS No. 1109 and 1115 (continued)

		Amounts
Accumulated other comprehensive loss at January 1, 2018 before changes	~~W~~	(529,734)
Adjustments of accumulated other comprehensive income due to the application of K-IFRS No. 1109:
Reclassification from available-for-sale financial assets to financial assets measured at fair value through profit or loss		(178,518)
Reclassification from available-for-sale financial assets to financial assets measured at fair value through other comprehensive income(*1)		(204,457)
Increase in loss allowance for debt instruments measured at fair value through other comprehensive income		18,976
Effect of overlay approach application		(34,102)
Others(*2)		11,039
		(387,062)
Tax effects(*3)		110,051
Accumulated other comprehensive loss at January 1, 2018 after changes	~~W~~	(806,745)

(*1) The effect on retained earnings arising from the recognition of impairment losses related to equity securities in the prior periods was transferred to other comprehensive income upon the application of K-IFRS 1109.

(*2) Other adjustments include foreign currency translation and changes in non-controlling interests, resulting from the adoption of K-IFRS No. 1109.

(*3) Tax effects due to the application of K-IFRS No. 1109 are separately shown.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies (continued)

(ii) Reclassification of financial instruments upon adoption of K-IFRS No. 1109

Details of reclassification of financial instruments as of January 1, 2018, the initial application date of K-IFRS No. 1109, are as follows:

K-IFRS No. 1039		K-IFRS No. 1109		Carrying value under K-IFRS No. 1039(*1)	Carrying value under K-IFRS No. 1109(*1)	Difference
Financial assets:
Due from banks	Loans and receivables	Financial assets measured at FVTPL	~~W~~	902,124	833,942	(68,182)
	Loans and receivables	Amortized cost		19,988,001	19,988,001	-
Loan receivables	Loans and receivables	Financial assets measured at FVTPL		750,342	778,985	28,643
	Loans and receivables	Amortized cost		277,126,029	277,126,029	-
Other financial assets	Loans and receivables	Amortized cost		12,090,983	12,090,983	-
Trading assets (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		23,640,646	23,640,646	-
Trading assets (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		4,634,353	4,634,353	-
Trading assets (deposit in gold and silver)	Financial assets at FVTPL	Financial assets measured at FVTPL		189,297	189,297	-
Financial assets designated as at FVTPL (debt securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		2,030,522	2,030,522	-
	Financial assets at FVTPL	Financial assets designated as at FVTPL		80,288	80,288	-
Financial assets designated as at FVTPL (equity securities)	Financial assets at FVTPL	Financial assets measured at FVTPL		1,162,553	1,162,553	-
	Financial assets at FVTPL	Financial assets designated as at FVTPL		71,803	71,803	-
Financial assets designated as at FVTPL (other securities - compound financial instruments)	Financial assets at FVTPL	Financial assets measured at FVTPL		233,892	233,892	-
Derivatives	Financial assets at FVTPL	Financial assets measured at FVTPL		3,400,178	3,348,803	(51,375)
AFS financial assets (debt securities)	AFS financial assets	Financial assets measured at FVTPL		528,745	533,452	4,707
	AFS financial assets	Financial assets measured at FVOCI		36,657,807	36,657,807	-
AFS financial assets (equity securities)	AFS financial assets	Financial assets measured at FVTPL		4,339,979	4,350,969	10,990
	AFS financial assets	Financial assets measured at FVOCI		590,405	590,405	-
HTM financial assets (debt securities)	HTM financial assets	Financial assets measured at FVTPL		565,813	529,906	(35,907)
	HTM financial assets	Amortized cost		24,424,867	24,424,867	-
			~~W~~	413,408,627	413,297,503	(111,124)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies (continued)

(ii) Reclassification of financial instruments upon adoption of K-IFRS No. 1109 (continued)

K-IFRS No. 1039		K-IFRS No. 1109		Carrying value under K-IFRS No. 1039(*1)	Carrying value under K-IFRS No. 1109(*1)	Difference
Financial Liabilities:
Deposits	Financial liability measured at amortized cost	Financial liabilities measured at amortized cost	~~W~~	249,419,224	249,419,224	-
Trading liabilities	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL		1,848,490	1,848,490	-
Financial liabilities designated as at FVTPL	Financial liabilities at FVTPL	Financial liabilities designated as at FVTPL		8,260,636	8,260,636	-
	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL		36,973	36,973	-
Derivatives	Financial liabilities at FVTPL	Financial liabilities measured at FVTPL		3,487,661	3,483,642	(4,019)
Borrowings	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		27,586,610	27,586,313	(297)
Debt securities issued	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		51,340,821	51,340,821	-
Others	Financial liabilities measured at amortized cost	Financial liabilities measured at amortized cost		20,124,451	20,124,432	(19)
			~~W~~	362,104,866	362,100,531	(4,335)

(*1) Gross carrying amounts that are before netting allowance for loan losses or credit loss allowance.

(*)  FVTPL : fair value through profit or loss

FVOCI : fair value through other comprehensive income

AFS : available-for-sale

HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies (continued)

(iii) Impairment of financial assets upon adoption of K-IFRS No. 1109

Changes of credit loss allowance as of January 1, 2018, the initial application date of K-IFRS No. 1109, are as follows:

Classification based on K-IFRS No. 1039	Classification based on K-IFRS No. 1109		Loss allowance based on K-IFRS No. 1039	Loss allowance based on K-IFRS No. 1109
Loans and receivables
Due from banks	Financial assets at amortized cost	~~W~~	14,054	15,062
Loan receivables	Financial assets at amortized cost		2,307,275	2,871,986
	Financial assets measured at FVTPL		3,329	-
Other financial assets	Financial assets at amortized cost		49,679	51,818
AFS financial assets
debt securities	Financial assets measured at FVOCI		-	18,976
HTM financial assets
debt securities	Financial assets at amortized cost		-	8,559
			2,374,337	2,966,401
Financial guarantee	Financial guarantee		36,506	37,289
Unused credit line and other credit commitment	Unused credit line and other credit commitment		168,006	222,498
		~~W~~	204,512	259,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model

For the financial assets as of January 1, 2018, the date of the initial application of K-IFRS No. 1109, the management of the Group has assessed business model of those, and classified those applying the K-IFRS.

The effect of reclassification is as follows:

1) Gross carrying amounts

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income(*3)
Financial assets :
Due from banks
Carrying value under K-IFRS 1039 as of January 1, 2018	~~W~~	20,890,125	-	-	20,890,125	-	-
Reclassification to financial assets measured at FVTPL		-	(902,124)	-	(902,124)	-	-
		20,890,125	(902,124)	-	19,988,001	-	-
Loans
Carrying value under K-IFRS 1039 as of January 1, 2018		277,876,371	-	-	277,876,371	-	-
Reclassification to financial assets measured at FVTPL		-	(750,342)	-	(750,342)	-	-
		277,876,371	(750,342)	-	277,126,029	-	-
Other financial assets
Carrying value under K-IFRS 1039 as of January 1, 2018		12,090,983	-	-	12,090,983	-	-

Trading (debt instruments)(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		23,640,646	-	-	23,640,646	-	-
Reclassification to financial assets measured at FVTPL		-	(23,640,646)	-	(23,640,646)	-	-
		23,640,646	(23,640,646)	-	-	-	-
Trading (equity instruments)
Carrying value under K-IFRS 1039 as of January 1, 2018		4,634,353	-	-	4,634,353	-	-
Reclassification to financial assets measured at FVTPL		-	(4,634,353)	-	(4,634,353)	-	-
		4,634,353	(4,634,353)	-	-	-	-
Trading (gold deposit)(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		189,297	-	-	189,297	-	-
Reclassification to financial assets measured at FVTPL		-	(189,297)	-	(189,297)	-	-
		189,297	(189,297)	-	-	-	-
Derivatives(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		3,400,178	-	-	3,400,178	-	-
Reclassification to financial assets measured at FVTPL		-	(51,375)	-	(51,375)	-	-
		3,400,178	(51,375)	-	3,348,803	-	-
Financial assets designated at FVTPL(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		3,579,057	-	-	3,579,057	-	-
Reclassification to financial assets measured at FVTPL		-	(3,426,966)	-	(3,426,966)	-	-
Reclassification to financial assets designated at FVTPL		-	(152,091)	-	(152,091)	-	-
		3,579,057	(3,579,057)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income(*3)
AFS (debt instruments)
Carrying value under K-IFRS 1039 as of January 1, 2018	~~W~~	37,186,552	-	-	37,186,552	-	-
Reclassification to financial assets measured at FVTPL		-	(528,745)	-	(528,745)	-	-
Reclassification to financial assets measured at FVOCI		-	(36,657,807)	-	(36,657,807)	-	-
		37,186,552	(37,186,552)	-	-	-	-
AFS (equity instruments)
Carrying value under K-IFRS 1039 as of January 1, 2018		4,930,385	-	-	4,930,385	-	-
Reclassification to financial assets measured at FVTPL		-	(4,339,979)	-	(4,339,979)	-	-
Reclassification to financial assets measured at FVOCI		-	(590,405)	-	(590,405)	-	-
		4,930,385	(4,930,385)	-	-	-	-
HTM
Carrying value under K-IFRS 1039 as of January 1, 2018		24,990,680	-	-	24,990,680	-	-
Reclassification to financial assets measured at FVTPL		-	(565,813)	-	(565,813)	-	-
Reclassification to financial assets measured at amortized cost		-	(24,424,867)	-	(24,424,867)	-	-
		24,990,680	(24,990,680)	-	-	-	-
Financial assets as measured at FVTPL
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from due from banks		-	902,124	(68,182)	833,942	-	(68,182)
Transfer from loans and other receivables		-	750,342	30,027	780,369	30,027	-
Transfer from trading		-	28,464,296	-	28,464,296	-	-
Transfer from assets designated at FVTPL		-	3,426,967	-	3,426,967	-	-
Transfer from AFS		-	4,868,724	7,708	4,876,432	180,532	(180,532)
Transfer from HTM		-	565,813	(35,907)	529,906	-	(35,907)
Transfer from derivative assets		-	51,375	(42,195)	9,180	-	-
		-	-	(2,575)	(2,575)	-	-
		-	39,029,641	(111,124)	38,918,517	138,559	(212,620)
Financial assets designated at FVTPL(K-IFRS 1109)
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from financial assets designated at FVTPL(K-IFRS 1039)		-	152,091	-	152,091	-	-
		-	152,091	-	152,091	-	-
Financial assets measured at FVOCI(*2)
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from AFS		-	37,248,212	-	37,248,212	204,457	(204,457)
		-	37,248,212	-	37,248,212	204,457	(204,457)
Financial assets measured at amortized cost(*2)
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from HTM		-	24,424,867	-	24,424,867	-	-
		-	24,424,867	-	24,424,867	-	-
	~~W~~	413,408,627	-	(111,124)	413,297,503	343,016	(417,077)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings	Changes in other comprehensive income
Deposits
Carrying value under K-IFRS 1039 as of January 1, 2018	~~W~~	249,419,224	-	-	249,419,224	-	-
		249,419,224	-	-	249,419,224	-	-
Trading liabilities(*1)
Carrying value under K-IFRS 1039 as of January 1, 2018		1,848,490	-	-	1,848,490	-	-
Reclassification to financial liabilities measured at FVPL		-	(1,848,490)	-	(1,848,490)	-	-
		1,848,490	(1,848,490)	-	-	-	-
Financial liabilities designated at FVPL
Carrying value under K-IFRS 1039 as of January 1, 2018		8,297,609	-	-	8,297,609	-	-
Reclassification to financial liabilities designated at FVPL		-	(8,260,636)	-	(8,260,636)	-	-
Reclassification to financial liabilities measured at FVPL		-	(36,973)	-	(36,973)	-	-
		8,297,609	(8,297,609)	-	-	-	-
Financial liabilities measured at FVPL
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from trading liabilities		-	1,848,490	-	1,848,490	-	-
Transfer from financial liabilities designated at FVPL		-	36,973	-	36,973	-	-
		-	1,885,463	-	1,885,463	-	-
Financial liabilities designated at FVPL
Carrying value under K-IFRS 1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from financial liabilities designated at FVPL		-	8,260,636	-	8,260,636	-	-
		-	8,260,636	-	8,260,636	-	-
Derivative liabilities
Carrying value under K-IFRS 1039 as of January 1, 2018		3,487,661	-	-	3,487,661	-	-
Other		-	-	(4,019)	(4,019)	-	-
		3,487,661	-	(4,019)	3,483,642	-	-
Borrowings
Carrying value under K-IFRS 1039 as of January 1, 2018		27,586,610	-	-	27,586,610	-	-
Other		-	-	(297)	(297)	-	-
		27,586,610	-	(297)	27,586,313	-	-
Debt securities issued
Carrying value under K-IFRS 1039 as of January 1, 2018		51,340,821	-	-	51,340,821	-	-

Other financial liabilities
Carrying value under K-IFRS 1039 as of January 1, 2018		20,124,451	-	-	20,124,451	-	-
Other		-	-	(19)	(19)	-	-
		20,124,451	-	(19)	20,124,432	-	-
	~~W~~	362,104,866	-	(4,335)	362,100,531	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

41. Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

(*1) With respect to financial assets and financial liabilities reclassified from the category of fair value through profit or loss, effective interest rates calculated on the initial application date of K-IFRS No. 1109 and interest income or expense recognized shall be disclosed. Such reclassification has not occurred as a result of the K-IFRS No. 1109 adoption.

(*2) With respect to financial assets and financial liabilities reclassified to financial instruments measured at amortized cost, and financial assets measured at fair value through profit or loss reclassified to the category of fair value through other comprehensive income, the gain or loss on fair value measurement that would otherwise have been recognized in profit or loss or other comprehensive income in the reporting period, and the fair value of the financial assets or financial liabilities, shall be disclosed. Such reclassification has not occurred as a result of the K-IFRS No. 1109 adoption.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2018

(Unaudited)

(In millions of won)

41. Transition effects arising from changes in accounting policies (continued)

(iv) The reclassification applying business model (continued)

2) Credit loss allowance

		Carrying value based on the current standard	Amount reclassified	Amount remeasured	Carrying value based on the new standard	Changes in retained earnings (*3)	Changes in other comprehensive income(*3)
Credit loss allowance for
Due from banks	~~W~~	14,054	-	1,008	15,062	(1,008)	-
Loans		2,310,604	(3,328)	564,710	2,871,986	(561,382)	-
Financial asset measured at FVOCI (Debt instruments)		-	-	18,976	18,976	(18,976)	18,976
Financial asset measured at amortized cost (Debt instruments)		-	-	8,559	8,559	(8,559)	-
Other assets		49,679	-	2,139	51,818	(2,139)	-
Financial guarantee		36,506	-	783	37,289	(783)	-
Unused credit line and other credit commitment		168,006	-	54,492	222,498	(54,492)	-
	~~W~~	2,578,849	(3,328)	650,667	3,226,188	(647,339)	18,976

(v) Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in K-IFRS 1039, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced complex and rule-based hedge accounting requirements in K-IFRS No. 1039.  Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%). Hedge accounting can be applied to certain transactions that fail to qualify for hedge accounting requirements under K-IFRS No. 1039 when applying K-IFRS No. 1109, and thus alleviates profit or loss volatility.

The Group has applied the requirements for hedge accounting under K-IFRS No. 1109 if the new standard is applied, and apply the hedge accounting as much as possible to the risk management activities that meet the requirements for hedge accounting.